UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2020

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refers to the 38 vessels we owned and operated as of September 30, 2020.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on May 11, 2020 (as amended by the Form 20-F/A filed with the SEC on May 22, 2020, the “2019 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of petrochemical gases, liquified petroleum gas, or “LPG”, and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

We employ our vessels through a combination of time charters, voyage charters and contracts of affreightment (“COAs”). Our owned fleet consists of 38 vessels; 33 of these are semi- or fully-refrigerated handysize liquefied gas carriers; four are midsize 37,300 cubic meters, or “cbm”, ethylene/ethane capable semi-refrigerated liquefied gas carriers and one is a 38,000 cbm fully refrigerated liquefied gas carrier. In addition, since April 2020, we collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool, which includes nine of the Company’s ethylene capable handysize vessels and five ethylene capable handysize vessels from Greater Bay Gas Co. Ltd. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cbm.

Our handysize liquefied gas carriers typically transport LPG on short- or medium-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions. These handysize liquefied gas carriers are amongst the largest semi-refrigerated vessels in the world, which also makes them capable of transporting petrochemicals on long routes, typically intercontinental. Our midsize ethylene/ethane-capable semi-refrigerated gas carriers enable long-haul transportation of ethylene/ethane that may be uneconomical for smaller vessels.

We have also entered into a 50/50 joint venture (the “Export Terminal Joint Venture”) to construct and operate an ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”). Our joint venture partner is the sole managing member of the Export Terminal Joint Venture and it is also the operator of the Marine Export Terminal. The Marine Export Terminal began commercial operations with the export of commissioning cargoes in December 2019 and commenced under long term take or pay contracts as of the beginning of June. Refrigerated storage for 30,000 tons of ethylene is also being constructed on-site. It will provide the capability to load ethylene at rates of 1,000 tons per hour and is scheduled to be completed later this year. Once completed, it is expected that the Marine Export terminal will have the capacity to export approximately one million tons of ethylene annually. Our share of the capital cost for the construction of the Marine Export Terminal is expected to be $146.5 million, of which we had contributed $140.5 million to the Export Terminal Joint Venture as of September 30, 2020. An additional $2.0 million capital contribution was made on November 20, 2020.

Our Fleet

The following table sets forth our vessels as of December 11, 2020:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion*	2000	22,085	Contract of affreightment	Ethylene	—
Navigator Neptune*	2000	22,085	Spot market	Ethane	—
Navigator Pluto	2000	22,085	Time charter	LPG	January 2021
Navigator Saturn*	2000	22,085	Spot market	Ethylene	—
Navigator Venus*	2000	22,085	Drydock	—	—
Navigator Atlas*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Europa*	2014	21,000	Spot market	—	—
Navigator Oberon*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Triton*	2015	21,000	Contract of affreightment	Ethylene	—
Navigator Umbrio*	2015	21,000	Contract of affreightment	Ethylene	—
Navigator Aurora	2016	37,300	Time charter	LPG	December 2026
Navigator Eclipse	2016	37,300	Time charter	LPG	January 2021
Navigator Nova	2017	37,300	Time charter	Ethane	September 2023
Navigator Prominence	2017	37,300	Time charter	Ethane	December 2021
Semi-refrigerated
Navigator Magellan	1998	20,700	Time charter	LPG	January 2021
Navigator Aries	2008	20,750	Time charter	LPG	November 2021
Navigator Capricorn	2008	20,750	Spot market	LPG	—
Navigator Gemini	2009	20,750	Spot market	Butadiene	—
Navigator Pegasus	2009	22,200	Spot market	Propylene	—
Navigator Phoenix	2009	22,200	Spot market	Butadiene	—
Navigator Scorpio	2009	20,750	Spot market	Butadiene	—
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Spot market	LPG	—
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Navigator Centauri	2015	21,000	Spot market	Butadiene	—
Navigator Ceres	2015	21,000	Time charter	Propylene	January 2021
Navigator Ceto	2016	21,000	Spot market	Butadiene	—
Navigator Copernico	2016	21,000	Spot market	Butadiene	—
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022
Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	June 2021
Navigator Grace	2010	22,500	Time charter	LPG	March 2021
Navigator Galaxy	2011	22,500	Time market	Ammonia	November 2021
Navigator Genesis	2011	22,500	Time charter	LPG	July 2021
Navigator Global	2011	22,500	Time charter	LPG	December 2020
Navigator Gusto	2011	22,500	Time charter	LPG	December 2021
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

*	denotes our nine owned vessels that operate within the Luna Pool

Recent Developments

Ethylene Marine Export Terminal

The ethylene Marine Export Terminal continues to be operational although throughput has been affected during the quarter by hurricane Laura, which disrupted power supply to nearby ethylene crackers, reducing the availability of ethylene to export into October 2020. The 30,000 ton storage tank, which will increase the terminal’s throughput capacity, is currently being commissioned and is on schedule to be operational in December 2020. Thereafter the committed offtake agreements, which have minimum terms of five years, are expected to result in approximately 940,000 tons of annual throughput.

The Company contributed $7.5 million to the Export Terminal Joint Venture during the third quarter of 2020 with a draw down on the Company’s Terminal Facility. In addition, since September 30, 2020, the Company has contributed a further $2.0 million to the Export Terminal Joint Venture, also drawn from the Terminal Facility. To date the Company has contributed $142.5 million of our expected share of the approximate $146.5 million towards the capital cost of the Marine Export Terminal.

Third Quarter 2020 Trends

Notwithstanding the disruptions to the global economy due to the COVID19 pandemic, the commercial environment coming into the third quarter of 2020 was relatively stable. With the Asian markets emerging from governmental lockdowns sooner than those in the West and appearing to be less susceptible to further pandemic waves, arbitrage opportunities opened and remained into the summer months. The initial demand for ethylene exports from our Marine Export Terminal continued apace into July and the first half of August, including what we believe was a world record for the largest ethylene cargo ever loaded of 20,000mt on Navigator Eclipse (37,500cbm / MEGC), that was delivered to China.

However, in mid-August, with predictions of hurricane Laura making landfall in Louisiana, ethylene producers initiated precautionary procedures by shutting down various crackers. Hurricane Laura’s impact was considerable and long-standing in the Lake Charles area of Louisiana where approximately one quarter of U.S. ethylene production is located. Although minimal physical damage resulted from the hurricane, the local power grid was severely impacted and multiple producers had to wait for the local utility companies to re-establish electricity supply before re-starting their ethylene crackers. This reduction in U.S. domestic ethylene production lead to U.S. ethylene prices rising sharply due to reduced supply, much of which was consumed domestically with only limited volumes available for exports. Expected increased ethylene export volumes for September and October following the severe hurricane season and the impact on the Lake Charles area by hurricane Laura did not materialize, reducing throughput at our Marine Export Terminal as well as our expected earnings days for our ethylene fleet. Our utilization for our spot fleet reduced in September and October as a direct consequence. Our ethylene vessels that were ballasting into the U.S. Gulf during this period were forced to compete with semi-refrigerated and fully-refrigerated non-ethylene petrochemical cargoes and LPG, where available.

Electricity is now restored in the Lake Charles area and the ethylene crackers have re-commenced production. U.S. domestic ethylene prices are softening and the market dynamics are returning to what we experienced during the 2020 summer months; low U.S. ethylene price creating arbitrage with the rest of the world, thus providing employment for our ethylene fleet. We expect our utilization level to rise as a result of the widening of the ethylene arbitrage for November and December 2020.

As well as lifting what we believe was the world record ethylene cargo on Navigator Eclipse, our midsize ethylene/ethane carriers had a positive quarter in the ethane market. We extended an existing time charter to a large European chemical player for a further year and concluded a new three year time charter with a large Chinese chemical producer.

Very Large Gas Carriers had a solid quarter, regaining much of the losses of the previous three months, The Baltic spot index rose by 85% during the third quarter of 2020, but in contrast the handy-size vessel twelve month charter assessment declined slightly from $620,000 pcm to $605,000 pcm reemphasizing a stable profile due to the vessels’ flexibility in trading in LPG, petrochemicals and ammonia markets.

COVID-19

The impact of COVID-19 continues to affect global economic conditions that effect our business, financial condition and the results of our operations. Although there has been some recent progress relating to potential vaccines, the ultimate longevity of the COVID-19 pandemic remains uncertain. Therefore, although we expect that any future negative impacts of the virus on the Company will not be material, we cannot be certain of the effects of all future impacts at this time.

Crew changes remain a challenge, similar to most shipowners, although an increasing number of crew changes have successfully occurred during the quarter, with approximately 50 crew members now with overdue leave of an average of 34 days. Drydocking vessels too has been difficult with some yards closing on short notice. However, drydockings have occurred at various dockyards around the world and the Company has completed five drydocks during the third quarter, with a further three being scheduled for the fourth quarter 2020.

Financing

On August 4, 2020, the Company amended the Terminal Facility to allow an early true-up of $34.0 million, enabling those funds to be drawn for general corporate purposes due to previous capital contributions to the Marine Export Terminal being paid from the Company’s own cash resources. The $34.0 million was drawn down on October 8, 2020.

On September 10, 2020, the Company issued $100 million senior unsecured bonds on the Norwegian bond market. These new bonds, which will mature in September 2025, have a fixed coupon of 8.00% per annum. The proceeds of these bonds were used to repay, in full, the previous $100 million senior unsecured bonds that were scheduled to mature in February 2021. See “Liquidity and Capital Resources—2017 Senior Unsecured Bonds” and “—2020 Senior Unsecured Bonds.”

Finally, on September 17, 2020, the Company entered into an agreement for a new $210.0 million revolving credit facility to refinance one of its secured revolving credit facilities. The new revolving credit facility also provided for an additional approximately $30.0 million of borrowing capacity for general corporate purposes.

Results of Operations for the Three Months Ended September 30, 2019 Compared to the Three Months Ended September 30, 2020

The following table compares our operating results for the three months ended September 30, 2019 and 2020:

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenues	$75,624	$75,613	0.0%
Operating revenues – Luna Pool collaborative arrangements	—	5,738	—

Total Operating Revenues	$75,624	$81,351	7.6%
Operating expenses:
Brokerage commissions	1,217	1,220	0.2%
Voyage expenses	13,387	14,584	8.9%
Voyage expenses – Luna Pool collaborative arrangements	—	4,390	—
Vessel operating expenses	26,820	27,221	1.5%
Depreciation and amortization	19,009	19,180	0.9%
General and administrative costs	4,631	6,525	40.9%
Other Income	—	(77)	—

Total operating expenses	$65,064	$73,043	12.3%

Operating income	$10,560	$8,308	(21.3%)
Foreign currency exchange gain/(loss) on senior secured bonds	4,171	(1,612)	—
Unrealized (loss)/gain on non-designated derivative instruments	(5,197)	1,991	—
Interest expense	(12,406)	(9,341)	(24.7%)
Loss on repayment of 7.75% senior unsecured bonds	—	(479)	—
Write off of deferred financing costs	—	(155)	—
Interest Income	197	52	(73.1%)

Loss before taxes and share of result of equity accounted joint ventures	$(2,675)	$(1,236)	(53.8%)
Income taxes	(131)	(120)	(8.4%)
Share of result of equity accounted joint ventures	(107)	3,147	—

Net (loss) / income	$(2,913)	$1,791	—
Net income attributable to non-controlling interest	—	(446)	—

Net (loss) / income attributable to stockholders of Navigator Holdings Ltd.	$(2,913)	$1,345	—

Operating Revenues. Operating revenues were $75.6 million for the three months ended September 30, 2020, principally the same as for the three months ended September 30, 2019. However, there were compensating differences as follows:

•

a decrease in operating revenues of approximately $4.5 million attributable to decrease in fleet utilization which fell to 78.8% for the three months ended September 30, 2020 from 84.6% for the three months ended September 30, 2019;

•

a decrease in operating revenues of approximately $0.9 million attributable to a decrease in vessel available days of 48 days or 1.4% for the three months ended September 30, 2020 compared to the three months to September 30, 2019, primarily due to an increase in the number of dry dockings undertaken during the three months ended September 30, 2020, compared to the three months ended September 30, 2019;

•

an increase in operating revenues of approximately $4.1 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $696,166 per vessel per calendar month ($22,892 per day) for the three months ended September 30, 2020, compared to an average of approximately $652,314 per vessel per calendar month ($21,446 per day) for the three months ended September 30, 2019; and

•

an increase in operating revenues of approximately $1.2 million primarily attributable to an increase in pass through voyage costs, including additional canal transits for the three months ended September 30, 2020 compared to the three months ended September 30, 2019.

The following table presents selected operating data for the three months ended September 30, 2019 and 2020, which we believe are useful in understanding the basis for movement in our operating revenues.

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2020
Fleet Data:
Weighted average number of owned vessels	38.0	38.0
Ownership days	3,496	3,496
Available days	3,432	3,384
Operating days	2,902	2,666
Fleet utilization	84.6%	78.8%
Average daily time charter equivalent rate (*)	$21,446	$22,892

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2020
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues (excluding collaborative arrangements)	$75,624	$75,613
Voyage expenses (excluding collaborative arrangements)	13,387	14,584

Operating revenues less Voyage expenses	62,237	61,029

Operating days	2,902	2,666
Average daily time charter equivalent rate	$21,446	$22,892

Operating Revenues – Luna Pool collaborative arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues – Luna Pool collaborative arrangements was $5.7 million for the three months ended September 30, 2020, which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool, which comprises nine of the Company’s ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. The Luna Pool became operational during the second quarter of 2020 and consequently there was no Operating Revenues - Luna Pool collaborative arrangements for the three months ended September 30, 2019.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, was $1.2 million for the three months ended September 30, 2020, the same as for the three months ended September 30, 2019.

Voyage Expenses. Voyage expenses increased by $1.2 million or 8.9% to $14.6 million for the three months ended September 30, 2020, from $13.4 million for the three months ended September 30, 2019. Panama Canal transit costs have increased in the three months ended September 30, 2020 as a result of increased trade from the U.S. Gulf to the Far East through the Panama Canal. However bunker costs have reduced as a result of a decrease in bunker prices, although more bunkers have been consumed as the number of voyage charter days increased by approximately 18.2% during the three months ended September 30, 2020, as compared to the three months ended September 30, 2019.

Voyage Expenses – Luna Pool collaborative arrangements. Voyage expenses – Luna Pool collaborative arrangements were $4.5 million for the three months ended September 30, 2020, which represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting Voyage Expenses Luna Pool collaborative arrangements from operating revenues – Luna Pool collaborative arrangements was that the other participant’s vessels contributed $1.2 million to our vessels in the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there were no Voyage Expenses – Luna Pool collaborative arrangements for the three months ended September 30, 2019.

Vessel Operating Expenses. Vessel operating expenses increased by 1.5% to $27.2 million for the three months ended September 30, 2020, from $26.8 million for the three months ended September 30, 2019. Average daily vessel operating expenses increased by $115 per vessel per day, or 1.5%, to $7,787 per vessel per day for the three months ended September 30, 2020, compared to $7,672 per vessel per day for the three months ended September 30, 2019.

Depreciation and Amortization. Depreciation and amortization increased by 0.9% to $19.2 million for the three months ended September 30, 2020, from $19.0 million for the three months ended September 30, 2019. Depreciation and amortization included amortization of capitalized drydocking costs of $1.7 million and $1.9 million for the three months ended September 30, 2020 and 2019 respectively.

General and Administrative Costs. General and administrative costs increased by $1.9 million or 40.9% to $6.5 million for the three months ended September 30, 2020, from $4.6 million for the three months ended September 30, 2019. The increase in general and administrative costs includes a loss of $0.5 million on the revaluation of an Indonesian Rupiah bank account for the three months ended September 30, 2020, relative to the three months ended September 30, 2019, additional audit and internal control related costs of $0.3 million and additional terminal insurance of $0.2 million.

Other Income. Other income was $0.1 million for the three months ended September 30, 2020 and consists of management fees for commercial and administrative activities performed by the Company for the other participant in the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no other income for the three months ended September 30, 2019.

Non-operating Results

Foreign Currency Exchange Gain/Loss on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of September 30, 2020. The foreign currency exchange loss of $1.6 million for the three months ended September 30, 2020 was as a result of the Norwegian Kroner strengthening against the U.S. Dollar, being NOK 9.4 to USD 1.0 as of September 30, 2020 compared to NOK 9.7 to USD 1.0 as of June 30, 2020.

Unrealized Gain/Loss on Non-designated Derivative Instruments. The unrealized gains on non-designated derivative instruments of $2.0 million for the three months ended September 30, 2020 relates to the fair value movements in our cross-currency interest rate swap and interest rate swaps. The movement is primarily due to the strengthening of the Norwegian Kroner against the U.S. Dollar, resulting in a gain of $2.1 million on our cross-currency interest rate swap, offset by a loss of $0.1 million on the fair value of our interest rate swaps. The unrealized loss for the three months ended September 30, 2019 was $5.2 million which all related to the movement on our cross-currency interest rate swap.

Interest Expense. Interest expense decreased by $3.1 million, or 24.7%, to $9.3 million for the three months ended September 30, 2020, from $12.4 million for the three months ended September 30, 2019. This is primarily as a result of a reduction in 3-month U.S. LIBOR interest rates.

Loss on repayment of 7.75% Senior Unsecured Bond. In connection with the redemption of the 2017 Bonds, pursuant to which we redeemed all of the outstanding principal amount in September 2020, there was $0.2 million in redemption premium charges and a write off of the remaining unamortized deferred financing costs of $0.3 million relating to the redemption of the 2017 Bonds for the three months ended September 30, 2020.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.2 million for the three months ended September 30, 2020 related to the remaining unamortized deferred financing costs of the $290.0 million secured revolving line of credit facility that was fully refinanced during the quarter, prior to its maturity date. No loan or bond refinancing occurred during the three months ended September 30, 2019.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended September 30, 2020, we had a tax charge of $120,000 compared to taxes of $131,000 for the three months ended September 30, 2019.

Share of result of equity accounted joint ventures. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $3.1 million for the three months ended September 30, 2020, primarily as a result of volumes being exported through the Marine Export Terminal following the commencement of the throughput agreements during the second quarter of 2020.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million is presented as the non-controlling interest in our financial results for the three months ended September 30, 2020.

Results of Operations for the Nine Months Ended September 30, 2019 Compared to the Nine Months Ended September 30, 2020

The following table compares our operating results for the nine months ended September 30, 2019 and 2020:

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenues	$225,313	$236,739	5.1%
Operating revenues – Luna Pool collaborative arrangements	—	8,334	—

Total operating revenues	$225,313	$245,073	8.8%
Operating expenses:
Brokerage commissions	3,759	3,780	0.6%
Voyage expenses	43,181	46,856	8.5%
Voyage expenses – Luna Pool collaborative arrangements	—	7,363	—
Vessel operating expenses	83,742	81,120	(3.1%)
Depreciation and amortization	56,870	57,541	1.2%
General and administrative costs	14,628	17,542	19.9%
Other Income	—	(124)	—

Total operating expenses	$202,180	$214,078	5.9%

Operating income	$23,133	$30,995	34.0%
Foreign currency exchange gain on senior secured bonds	3,219	4,953	53.9%
Unrealized loss on non-designated derivative instruments	(3,552)	(5,616)	58.1%
Interest expense	(36,768)	(32,009)	(12.9%)
Loss on repayment of 7.75% unsecured bonds	—	(479)	—
Write off of deferred financing costs	—	(155)	—
Interest income	617	367	(40.5%)

Loss before taxes and share of result of equity accounted joint ventures	$(13,351)	$(1,944)	(85.4%)
Income taxes	(305)	(456)	49.5%
Share of result of equity accounted joint ventures	(247)	(58)	(76.5%)

Net loss	$(13,903)	$(2,458)	(82.3%)
Net income attributable to non-controlling interest	—	(1,351)	—

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(13,903)	$(3,809)	(72.6%)

Operating Revenue. Operating revenues increased by $11.4 million or 5.1% to $236.7 million for the nine months ended September 30, 2020, from $225.3 million for the nine months ended September 30, 2019. This increase was principally due to:

•

an increase in operating revenues of approximately $1.3 million attributable to an increase in fleet utilization which rose to 85.4% for the nine months ended September 30, 2020 from 84.8% for the nine months ended September 30, 2019;

•

an increase in operating revenues of approximately $5.8 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $661,082 per vessel per calendar month ($21,733 per day) for the nine months ended September 30, 2020, compared to an average of approximately $640,685 per vessel per calendar month ($21,063 per day) for the nine months ended September 30, 2019.

•

an increase in operating revenues of approximately $0.7 million attributable to an increase in vessel available days of 37 days or 0.4% for the nine months ended September 30, 2020, primarily due to an increase in the number of ownership days for the leap year; and

•

an increase in operating revenues of approximately $3.7 million primarily attributable to an increase in pass through voyage costs for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

The following table presents selected operating data for the nine months ended September 30, 2019 and 2020, which we believe are useful in understanding the basis for movement in our operating revenue.

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020
Fleet Data:
Weighted average number of owned vessels	38.0	38.0
Ownership days	10,374	10,412
Available days	10,193	10,230
Operating days	8,647	8,737
Fleet utilization	84.8%	85.4%
Average daily time charter equivalent rate (*)	$21,063	$21,733

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues (excluding collaborative arrangements)	$225,313	$236,739
Voyage expenses (excluding collaborative arrangements)	43,181	46,856

Operating revenues less Voyage expenses	182,132	189,883

Operating days	8,647	8,737
Average daily time charter equivalent rate	$21,063	$21,733

Operating Revenues – Luna Pool collaborative arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues – Luna Pool collaborative arrangements was $8.3 million for the nine months ended September 30, 2020, which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no Operating Revenues – Luna Pool collaborative arrangements for the nine months ended September 30, 2019.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, marginally increased by 0.6%, to $3.8 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by 8.5% to $46.9 million for the nine months ended September 30, 2020, from $43.2 million for the nine months ended September 30, 2019. Panama Canal transit costs have increased significantly in the nine months ended September 30, 2020 as a result of increased trade from the U.S. Gulf to the Far East through the Panama Canal. These transit cost increases are partly off-set by reductions in bunker costs as a result of bunker price decreases, although more bunkers have been consumed as the number of voyage charter days increased by approximately 3.0% during the nine months ended September 30, 2020, as compared to the nine months ended September 30, 2019

Voyage Expenses – Luna Pool collaborative arrangements. Voyage expenses – Luna Pool collaborative arrangements was $7.6 million for the nine months ended September 30, 2020, which represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting Voyage Expenses. – Luna Pool collaborative arrangements from operating revenues – Luna Pool collaborative arrangements was that the other participants vessels contributed $0.8 million to our vessels in the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no Voyage Expenses – Luna Pool collaborative arrangements for the nine months ended September 30, 2019.

Vessel Operating Expenses. Vessel operating expenses decreased by 3.1% to $81.1 million for the nine months ended September 30, 2020, from $83.7 million for the nine months ended September 30, 2019. Average daily vessel operating expenses decreased by $281 per vessel per day, or 3.5%, to $7,791 per vessel per day for the nine months ended September 30, 2020, compared to $8,072 per vessel per day for the nine months ended September 30, 2019. This was primarily due to a general underspend in vessel operating expenses across the fleet during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 as well as unexpected costs incurred for repairs and maintenance in 2019 which have not reoccurred for the nine months ended September 30, 2020.

Depreciation and Amortization. Depreciation and amortization increased by 1.2% to $57.5 million for the nine months ended September 30, 2020, from $56.9 million for the nine months ended September 30, 2019. Depreciation and amortization included amortization of capitalized drydocking costs of $5.8 million and $5.7 million for the nine months ended September 30, 2020 and 2019 respectively.

General and Administrative Costs. General and administrative costs increased by $2.9 million or 19.9% to $17.5 million for the nine months ended September 30, 2020, from $14.6 million for the nine months ended September 30, 2019. The increase in general and administrative costs was primarily due to a loss of $1.0 million on the revaluation of an Indonesian Rupiah bank account for the nine months ended September 30, 2020 relative to the three months ended September 30, 2019; additional audit and internal control related costs of $1.0 million; additional insurance costs of $0.6 million for the now operational Marine Export Terminal; and the write off of previously capitalized legal costs of $0.5 million relating to the Marine Export Terminal.

Other Income. Other income was $0.1 million for the nine months ended September 30, 2020 and consists of management fees for commercial and administrative activities performed by the Company for the other participant in the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no other income for the nine months ended September 30, 2019.

Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollars at the prevailing exchange rate as of September 30, 2020. The foreign currency exchange gain of $5.0 million for the nine months ended September 30, 2020 was as a result of the Norwegian Kroner weakening against the U.S. Dollar, being NOK 9.4 to USD 1.0 as of September 30, 2020 compared to NOK 8.8 to USD 1.0 as of December 31, 2019.

Unrealized Loss on Non-designated Derivative Instruments. The unrealized loss on non-designated derivative instruments of $5.6 million for the nine months ended September 30, 2020 relates to the fair value movement in our cross-currency interest rate swap and interest rate swaps. The movement is primarily due to the weakening of the Norwegian Kroner against the U.S. Dollar, resulting in a loss of $5.5 million on our cross-currency interest rate swap, in addition to a loss of $0.1 million on the fair value of our interest rate swaps. The unrealized loss for the nine months ended September 30, 2019 was $3.6 million which all related to the movement on our cross-currency interest rate swap.

Interest Expense. Interest expense decreased by $4.8 million, or 12.9%, to $32.0 million for the nine months ended September 30, 2020, from $36.8 million for the nine months ended September 30, 2019. This reduction in interest expense is primarily as a result of reductions in 3-month U.S. LIBOR interest rates, offset by $2.4 million lower interest costs capitalized on the Marine Export Terminal for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

Loss on repayment 7.75% Senior Unsecured Bond. In connection with the redemption of the 2017 Bonds, pursuant to which we redeemed all of the outstanding principal amount in September 2020, there was $0.2 million in redemption premium charges and a write off of the remaining unamortized deferred financing costs of $0.3 million relating to the redemption of the 2017 Bonds for the nine months ended September 30, 2020.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.2 million for the nine months ended September 30, 2020 related to the remaining unamortized deferred financing costs of the $290.0 million secured line of credit facility that was fully refinanced prior to its maturity date. No loan or bond refinancing occurred during the nine months ended September 30, 2019.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the nine months ended September 30, 2020, we had a tax charge of $456,000 compared to taxes of $305,000 for the nine months ended September 30, 2019.

Share of result of equity accounted joint ventures. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a loss of $0.1 million for the nine months ended September 30, 2020, primarily as a result of initial losses following the terminal becoming operational in December 2019 being offset by profits since June when the committed offtake agreements became effective. This compared to a loss of $0.2 million for the nine months ended September 30, 2019, which related to costs incurred prior to the Marine Export Terminal becoming operational.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $1.4 million is presented as the non-controlling interest in our financial results for the nine months ended September 30, 2020.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of September 30, 2020, we had cash, cash equivalents and restricted cash of $67.1 million. Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million or $35.0 million, or (ii) 5% of Net Debt or total debt as applicable, whichever is greater, which was $42.9 million, as of September 30, 2020.

Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the liability on the cross-currency interest rate swap agreement at the reporting date. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) and Note 14 (Cash, Cash Equivalents and Restricted Cash) to the unaudited condensed consolidated financial statements. If the Norwegian Kroner weakens relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers, which will be released over the life of the swap or on maturity. In the event the weakness of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position. As of September 30, 2020, the collateral amount held with the swap provider was $6.1 million (December 31, 2019: $1.3 million).

On September 17, 2020, the Company entered into a new $210 million revolving credit facility to refinance one of its secured revolving credit facilities. The new revolving credit facility also provided for an additional approximately $30.0 million of borrowing capacity for general corporate purposes, of which $25 million remained undrawn as of September 30, 2020.

On August 4, 2020, we amended the Terminal Facility, enabling the drawdown of $34.0 million for general corporate purposes rather than waiting for a true-up on practical completion of the Marine Export Terminal later in 2020. The $34.0 million was drawn on October 8, 2020.

Our primary uses of funds are capital contributions for the investment in the Export Terminal Joint Venture, drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayment of bonds and bank loans. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and the development of the Marine Export Terminal in our Export Terminal Joint Venture. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities”, “—2017 Senior Unsecured Bonds”, “—2018 Senior Secured Bonds” and “—2020 Senior Unsecured Bonds” below.

As of September 30, 2020, we had contributed to the Export Terminal Joint Venture $140.5 million of our expected share of the approximate $146.5 million capital cost for the construction of the Marine Export Terminal. Since September 30, 2020, the Company has contributed an additional $2.0 million to the Export Terminal Joint Venture by drawing down on the Terminal Facility.

On September 10, 2020, the Company issued new senior unsecured $100 million 2020 Bonds for the purpose of refinancing its then existing senior unsecured $100 million 2017 Bonds, which were scheduled to mature in February 2021. The 2020 Bonds, which mature in September 2025, have a fixed coupon of 8.00% per annum. The 2017 Bonds were redeemed in full in September 2020.

A discussion of the Company’s going concern as of the date of issuance of the consolidated financial statements for the year ended December 31, 2019 can be found in the Company’s consolidated financial statements included in our 2019 Annual Report. As the Company has increased its liquidity headroom by enabling the drawdown of $34.0 million from the Terminal Facility and the availability of an additional $25.0 million from refinancing the December 2015 revolving credit facility; as well as having refinanced its $100 million unsecured bonds which were scheduled to mature in February 2021, management believes that there is no longer substantial doubt that the Company will be able to pay its obligations as they fall due.

Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We currently have no newbuildings on order. However, we may acquire additional vessels as part of our growth strategy, place newbuilding orders, or we may invest further in terminal infrastructures, such as expanding our existing Marine Export Terminal or other import or export terminals.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by (used in) operating, financing and investing activities for the nine months ended September 30, 2019 and 2020:

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020
	(in thousands)
Net cash provided by operating activities	$34,390	$53,374
Net cash used in investing activities	(77,130)	(16,052)
Net cash provided by/(used in) financing activities	28,176	(36,396)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(14,564)	926

Operating Cash Flows. Net cash provided by operating activities for the nine months ended September 30, 2020 increased to $53.4 million, from $34.4 million for the nine months ended September 30, 2019, an increase of $19.0 million. This increase was primarily due to reduced losses and changes in working capital movements for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2020, 2019.

Net cash flow from operating activities depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks, changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Seven of our vessels were drydocked during the nine months ended September 30, 2020, with three further vessels scheduled for drydocking during the remainder of 2020. However, drydocking one of our vessels has been delayed to 2021 due to dockyard constraints as a result of COVID-19.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $1.0 million, the ten-year drydocking cost is approximately $1.3 million, and the 15 year and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the requirement to install ballast water treatment plants, and classification society surveys with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities of $16.1 million for the nine months ended September 30, 2020 primarily consisted of our investment in the Export Terminal Joint Venture of $15.0 million and our investment of $1.8 million in ballast water treatment systems which are being retrofitted on our vessels during drydock to comply with the requirements of the Ballast Water Management Convention, offset by insurance recoveries on existing damage claims of $0.7 million.

Net cash used in investing activities of $77.1 million for the nine months ended September 30, 2019 primarily consisted of our investment in our Export Terminal Joint Venture of $75.4 million, which includes capitalized interest of $3.2 million. In addition, we spent $2.6 million in ballast water treatment systems which are being retrofitted on our vessels during drydock to comply with the requirements of the Ballast Water Management Convention, and we received insurance recoveries on an existing damage claim of $1.1 million.

Financing Cash Flows. Net cash used in financing activities of $36.4 million for the nine months ended September 30, 2020, relates to regular quarterly repayments on our secured term loan facilities of $46.6 million; the repayment of the December 2015 revolving credit facility for $180.2 million upon refinancing; redemption and premium costs of our 2017 Bonds of $100.2 million, issuance costs of $2.0 million for new senior unsecured bonds and $1.9 million for our September 2020 Secured Revolving Credit Facility and an extemporaneous repayment of $5.2 million on the Navigator Aurora Facility held within our consolidated lessor VIE, offset by the drawing down of $185.0 million on the September 2020 Secured Revolving Credit Facility; the issuance of new senior unsecured bonds for $100.0 million and $15.0 million drawn on the Terminal Facility in order to make capital contributions to our Expert Terminal Joint Venture.

Net cash provided by financing activities of $28.2 million for the nine months ended September 30, 2019 relates to the drawing down of $107.0 million on the March 2019 Secured Term Loan offset by a repayment of the January 2015 secured term loan of $75.6 million, $55.5 million drawn from the October 2016 revolving credit facility, $52.5 million relating to regular quarterly loan repayments and $5.7 million issuance costs for each of the 2017 Bond amendment, March 2019 Secured Term Loan, Terminal Facility and 2018 Bonds.

Terminal Facility

General. On March 29, 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used first for the payment of project costs relating to our Marine Export Terminal, as summarized in the table below. On August 4, 2020, the Terminal Facility was amended to enable the immediate drawdown of $34.0 million for general corporate purposes. For additional information regarding the Terminal Facility, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Terminal Facility” in our 2019 Annual Report.

On July 2, 2020, we entered into floating-to-fixed interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”), with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is 3-month LIBOR, calculated on a 360-day year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a 360-day year basis. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements.

The table below summarizes the Terminal Facility as of September 30, 2020:

Facility agreement date	Original Facility amount	Principal Amount outstanding	Undrawn Amount at September 30, 2020	Interest rate	Loan Maturity date
	(in millions)
March 2019	$75.0	15.0	54.0	U.S. LIBOR + 250 to 300 BPS	December 2025

As of September 30, 2020, based on the committed throughput agreements for the Marine Export Terminal, a total of $69.0 million was available under the Terminal Facility, $15.0 million of which was drawn as of September 30, 2020, $34.0 million was drawn on October 8, 2020, and $20.0 million is available for future capital contributions and subject to the satisfaction of certain conditions, is expected to be drawn down in full prior to December 31, 2020.

Financial Covenants. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00 from the beginning of the second full fiscal quarter of the term loan, expected to be June 2021.

Restrictive Covenants. Following completion of the Marine Export Terminal, the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Marine Terminal Joint Venture to cause the Marine Terminal Joint Venture to maintain adequate insurance coverage, complete the Marine Export Terminal and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Marine Terminal Joint Venture to so cause such actions).

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in our 2019 Annual Report.

The table below summarizes our secured term loan and revolving credit facilities as of September 30, 2020:

Facility agreement date	Original Facility amount	Principal Amount outstanding	Interest rate	Loan Maturity date
	(in millions)
January 2015*	278.1	102.7	U.S. LIBOR + 270 BPS	March 2022-April 2023
October 2016	220.0	118.7	U.S. LIBOR + 260 BPS	November 2023
June 2017	160.8	107.2	U.S. LIBOR + 230 BPS	June 2023
March 2019	107.0	93.3	U.S. LIBOR + 240 BPS	March 2025
September 2020	210.0	185.0	U.S. LIBOR + 250 BPS	September 2024
October 2019**	69.1	63.0	U.S. LIBOR + 185 BPS	October 2026

	1,045.0	669.9

*	The January 2015 facility tranches mature over a range of dates, from March 2022 to April 2023.
**

The October 2019 loan facility relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. (Please read Note 15 (Variable Interest Entities) to our unaudited condensed consolidated financial statements).

September 2020 Secured Revolving Credit Facility

On September 17, 2020, the Company entered into a secured revolving credit facility with Nordea Bank ABP, Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch, National Australia Bank, ABN AMRO Bank N.V. and BNP Paribas S.A. for a maximum principal amount of $210.0 million (the “September 2020 Secured Revolving Credit Facility”), to refinance our December 2015 secured revolving credit facility that was due to mature in December 2022.

The facility is due to mature in September 2024, but contains an option, subject to the consent of the Lenders, exercisable 12 to 36 months after the date of the agreement, to extend the maturity date of the facility by 12 months to September 2025. As of September 30, 2020, an initial amount of $185.0 million was drawn and was outstanding, which was used to repay the December 2015 secured revolving credit facility and associated fees. Interest on the September 2020 Secured Revolving Credit Facility is payable quarterly at U.S. LIBOR plus 250 basis points. The amount of the total facility shall be reduced semi-annually by an amount of $7.4 million followed by a final balloon payment on September 17, 2024, of $150.9 million.

This loan facility is secured by first priority mortgages on each of; Navigator Eclipse, Navigator Luga, Navigator Nova, Navigator Prominence, and Navigator Yauza as well as assignments of earnings and insurances on these secured vessels.

Financial Covenants. All of the secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•

the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million or $35.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•

the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility or as amended), on a trailing four quarter basis, is no less than 2.00 to 1.00, until September 30, 2020 and no less than 2.50 to 1.00 or 3.00 to 1.00 thereafter; and

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%;

Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness until December 31, 2020 or, thereafter, if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the applicable facilities, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31. As of June 30, 2020, we had an aggregate excess of $407.8 million, between 24% and 47% above the levels required by these covenants, in addition to four additional vessels that are unsecured.

Other than as stated, our compliance with the financial covenants listed above is measured as of the end of each fiscal quarter. As of September 30, 2020, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

2017 Senior Unsecured Bonds

General. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full previously issued bonds. The 2017 Bonds were governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 8 (Senior Unsecured Bond) to the unaudited condensed consolidated financial statements.

Maturity. The 2017 Bonds were due to mature in full on February 10, 2021 and would have become repayable on that date. However in September 2020 the Company redeemed the 2017 Bonds in full at between 100% and 100.5% of par, using proceeds from the 2020 Bonds (as defined below).

Interest. Interest on the 2017 Bonds was payable at a fixed rate of 7.75% per annum, calculated on a 360-day year basis. Interest was payable semi-annually on August 10 and February 10 of each year. Interest was paid up to the redemption date of the 2017 Bonds.

2020 Senior Unsecured Bonds

General. On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding 2017 Bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2020 Bonds is payable at a fixed rate of 8.0% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on March 10 and September 10 of each year.

Optional Redemption. We may redeem the 2020 Bonds, in whole or in part at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value (based on the Norwegian government bond rate plus 50 basis points) of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, are redeemable at 103.2% of par, from September 10, 2024 up until March 9, 2025, are redeemable at 101.6% of par, and from March 10 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Maturity. The 2020 Bonds mature in full on September 10, 2025 and become repayable on that date.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement for the 2020 Bonds, (the “2020 Bond Agreement”)), the holders of 2020 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2020 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2020 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $35.0 million; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2020 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter with effect from September 10, 2020. As of September 30, 2020, we were in compliance with all covenants under the 2020 Bonds.

Restrictive Covenants. The 2020 Bonds provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $60.0 million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

2018 Senior Secured Bonds

General. On November 2, 2018, we issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $71.7 million) with Nordic Trustee AS, as bond trustee and security agent (the “2018 Bonds”). The net proceeds are being used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 7 (Senior Secured Bond) to the unaudited condensed consolidated financial statements.

Security. The 2018 Bonds are secured by four of the Company’s ethylene capable vessels.

Interest. Interest on the 2018 Bonds is payable quarterly at a rate equal to the 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis. We have entered into a cross-currency interest rate swap agreement whereby interest is payable at a rate equal to the 3-month LIBOR plus 6.608% throughout the life of the bond. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements.

Maturity. The 2018 Bonds will mature in full on November 2, 2023.

Optional Redemption. We may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2018 Bonds (the “2018 Bond Agreement”)), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2018 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million; and

•	we and our subsidiaries maintain an Equity Ratio of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of September 30, 2020, we were in compliance with all covenants under the 2018 Bonds.

Restrictive Covenants. The 2018 Bond Agreement provides that we may declare dividends from January 1, 2020, payable at the earliest from January 1, 2021, so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes a put option exercisable following a change in control and customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Lessor VIE Debt

In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and as such consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results. Please read Note 15 (Variable Interest Entities) to our unaudited consolidated financial statements for further information.

Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has an option to require us to repurchase Navigator Aurora at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.

Navigator Aurora Facility

In October 2019, the SPV, which owns the vessel Navigator Aurora, entered into an unsecured financing agreement for $69.1 million, the “Navigator Aurora Facility”. The Navigator Aurora Facility is a seven year unsecured loan provided by Ocean Yield Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and Navigator Aurora is pledged as security. The Navigator Aurora Facility bears interest at three month U.S. LIBOR plus a margin of 185 basis points and is repayable by the SPV with a balloon payment on maturity. During the nine months ended September 30, 2020 extemporaneous repayments of $5.2 million were made and as of September 30, 2020, there was $63.0 million in borrowings outstanding under the Navigator Aurora Facility (December 31, 2019, $68.2 million.)

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of September 30, 2020:

	Remainder of 2020	2021	2022	2023	2024	Thereafter	Total
		(in thousands)
Marine Export Terminal capital contributions[1]	$6,000	$—	$—	$—	$—	$—	$6,000
Secured term loan facilities and revolving credit facilities[2]	13,334	67,936	111,005	207,873	167,367	54,387	621,902
2020 Bonds	—	—	—	—	—	100,000	100,000
2018 Bonds	—	—	—	71,697	—	—	71,697
Office operating leases[3]	377	1,507	246	—	—	—	2,130
Navigator Aurora Facility[4]	—	—	—	—	—	62,998	62,998

Total contractual obligations	$19,711	$69,443	$111,251	$279,570	$167,367	$217,385	$864,727

[1]

On November 20, 2020, the Company made a capital contribution of $2.0 million, by drawing down on the Terminal Facility, reducing the anticipated remaining contributions from $6.0 million to $4.0 million, to be contributed in 2020 for our portion of the capital cost for the construction of the Marine Export Terminal.

[2]

On October 8, 2020 an amount of $34.0 million was drawn from the Terminal Facility, that was previously amended to allow the Company an early true-up of that amount due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources.

[3]

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. This break option is recognized in the table above but has not been included as part of the right-of-use asset and lease liability associated with the lease. Please read Note 17 (Operating Lease Liabilities) to our unaudited condensed consolidated financial statements. The gross rent per year is approximately $1.1 million.

The Company entered into a lease for office space in New York that now expires on May 31, 2022. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from January 2017. The gross rent per year is approximately $60,000.

The weighted average remaining contractual lease term for the above three office leases on September 30, 2020 was 1.42 years.

[4]

The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 15 (Variable Interest Entities) to our unaudited condensed consolidated financial statements.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings, sale and leaseback of vessels and the issuance of additional shares of common stock.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to our audited historical consolidated financial statements included in our 2019 Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage interest rate risks but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

The Company and certain of our vessel-owning subsidiaries are parties to secured term loan and revolving credit facilities that bear interest at an interest rate of U.S. LIBOR plus 185 to 270 basis points. A variation in LIBOR of 100 basis points would result in a variation of $6.8 million in annual interest paid on our indebtedness outstanding at September 30, 2020, under the secured term loan and revolving credit facilities.

On July 2, 2020, we entered into floating-to-fixed interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”). Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is 3-month LIBOR, calculated on a 360-day year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a 360-day year basis..

On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with interest payable at a fixed rate of 8.0% per annum, calculated on a 360-day year basis.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency.

Consequently, virtually all of our revenues are in U.S. Dollars. The Company does have three vessels on time charter in Indonesia for which we are paid charter hire in Indonesian Rupiah into an Indonesian Rupiah denominated account. There is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our expenses, however, are in the currency invoiced by each supplier and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling and Polish Zloty; and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We believe that any adverse effect on these costs would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk.

We have entered into a cross currency interest rate swap to mitigate the risk of currency movements for interest payments during the five-year tenor of the 2018 Bonds and for the principal repayment at maturity in November 2023. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements. However, if the Norwegian Kroner weakens relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers for the liability on the cross-currency interest rate swap at the reporting date. At September 30, 2020 we had placed $6.1 million as cash collateral with our cross-currency interest rate swap provider. In the event the weakening of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COAs increases. In the case of the 38 vessels owned as of September 30, 2020, 18 were employed on time charter and as such it is the charterers who pay for the bunkers on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of bunkers. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At September 30, 2020, no more than four of our vessels were employed by the same charterer.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than three months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2020 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include but are not limited to:

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate material weaknesses in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our expectations regarding the completion of construction and financing of the Marine Export Terminal and the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture;

•	our expectations regarding the financial success of the Luna Pool; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this report. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2019	September 30, 2020
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$66,130	$67,056
Accounts receivable, net of allowance for credit losses of $188 (December 31, 2019: nil)	23,462	22,404
Accrued income	6,280	3,851
Prepaid expenses and other current assets	17,670	24,120
Bunkers and lubricant oils	9,645	9,665
Insurance Receivable	2,939	3,000

Total current assets	126,126	130,096
Non-current assets
Vessels, net	1,609,527	1,561,367
Property, plant and equipment, net	1,159	840
Investment in equity accounted joint ventures	130,660	145,956
Right-of-use asset for operating leases	6,781	5,977
Prepaid expenses and other non-current assets	—	2,543

Total non-current assets	1,748,127	1,716,683

Total assets	$1,874,253	$1,846,779

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$62,535
Current portion of operating lease liabilities	1,178	1,210
Accounts payable	10,472	14,703
Accrued expenses and other liabilities	14,124	18,161
Accrued interest	4,424	1,508
Deferred income	14,154	16,320
Amounts due to related parties	451	737

Total current liabilities	109,506	115,174

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	578,676	553,321
Senior secured bond, net of deferred financing costs	67,503	62,633
Senior unsecured bond, net of deferred financing costs	98,513	98,060
Derivative liabilities	5,769	11,385
Operating lease liabilities, net of current portion	6,329	5,267
Amounts due to related parties	68,055	62,850

Total non-current liabilities	824,845	793,516

Total Liabilities	934,351	908,690
Commitments and contingencies (see note 13)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,903,672 shares issued and outstanding, (December 31, 2019: 55,826,644)	558	559
Additional paid-in capital	592,010	592,868
Accumulated other comprehensive loss	(331)	(394)
Retained earnings	347,566	343,606

Total Navigator Holdings Ltd. stockholders’ equity	939,803	936,639
Non-controlling interest	99	1,450

Total equity	939,902	938,089

Total liabilities and stockholders’ equity	$1,874,253	$1,846,779

See accompanying notes to condensed consolidated financial statements

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2020	2019	2020
	(in thousands except share and per share data)
Revenues
Operating revenues	$75,624	$75,613	$225,313	$236,739
Operating revenues – Luna Pool collaborative arrangements	—	5,738	—	8,334

Total operating revenues	$75,624	$81,351	$225,313	$245,073

Expenses
Brokerage commissions	1,217	1,220	3,759	3,780
Voyage expenses	13,387	14,584	43,181	46,856
Voyage expenses – Luna Pool collaborative arrangements	—	4,390	—	7,363
Vessel operating expenses	26,820	27,221	83,742	81,120
Depreciation and amortization	19,009	19,180	56,870	57,541
General and administrative costs	4,631	6,525	14,628	17,542
Other Income	—	(77)	—	(124)

Total operating expenses	$65,064	$73,043	$202,180	$214,078

Operating income	10,560	8,308	23,133	30,995
Other income / (expense)
Foreign currency exchange gain / (loss) on senior secured bonds	4,171	(1,612)	3,219	4,953
Unrealized (loss)/gain on non-designated derivative instruments	(5,197)	1,991	(3,552)	(5,616)
Interest expense	(12,406)	(9,341)	(36,768)	(32,009)
Loss on repayment of 7.75% senior unsecured bonds	—	(479)	—	(479)
Write off of deferred financing costs	—	(155)	—	(155)
Interest income	197	52	617	367

(Loss) / income before income taxes and share of result of equity accounted joint ventures	(2,675)	(1,236)	(13,351)	(1,944)
Income taxes	(131)	(120)	(305)	(456)
Share of result of equity accounted joint ventures	(107)	3,147	(247)	(58)

Net (loss) / income	(2,913)	1,791	(13,903)	(2,458)
Net income attributable to non-controlling interest	—	(446)	—	(1,351)

Net (loss) / income attributable to stockholders of Navigator Holdings Ltd.	$(2,913)	$1,345	$(13,903)	$(3,809)

(Loss) / earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$(0.05)	$0.02	$(0.25)	$(0.07)
Weighted average number of shares outstanding:
Basic:	55,829,239	55,903,672	55,781,276	55,881,948
Diluted:	55,829,239	56,243,608	55,781,276	55,881,948

See accompanying notes to condensed consolidated financial statements

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended September 30,		Nine months ended September, 30
	2019	2020	2019	2020
	(in thousands)
Net (loss)/ income	$(2,913)	$1,791	$(13,903)	$(2,458)
Other Comprehensive Income / (loss):
Foreign currency translation income / (loss)	33	28	3	(63)

Total Comprehensive (loss)/ income:	$(2,880)	$1,819	$(13,900)	$(2,521)
Total Comprehensive Income / (loss) attributable to:
Stockholders of Navigator Holdings Ltd.:	$(2,880)	$1,373	$(11,900)	$(3,872)
Non-controlling interest	—	446	—	1,351

Total Comprehensive Loss / Income:	$(2,880)	$1,819	$(13,900)	$(2,521)

See accompanying notes to condensed consolidated financial statements

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

For the nine months ended September 30, 2019:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of December 31, 2018	55,657,631	$557	$590,508	$(363)	$364,408	$—	$955,110
Adjustment to equity for the adoption of the new leasing standard	—	—	—	—	(136)	—	(136)
Restricted shares issued March 20, 2019	174,438	1	—	—	—	—	1
Restricted shares cancelled August 14, 2019	(5,425)	—	—	—	—	—	—
Net loss	—	—	—	—	(13,903)	—	(13,903)
Foreign currency translation	—	—	—	3	—	—	3
Share-based compensation plan	—	—	1,115	—	—	—	1,115

Balance as of September 30, 2019	55,826,644	$558	$591,623	$(360)	$350,369	$—	$942,190

For the three months ended September 30, 2019:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of June 30, 2019	55,832,069	$558	$591,254	$(393)	$353,282	$—	$944,701
Restricted shares cancelled August 14, 2019	(5,425)	—	—	—	—	—	—
Net loss	—	—	—	—	(2,913)	—	(2,913)
Foreign currency translation	—	—	—	33	—	—	33
Share-based compensation plan	—	—	369	—	—	—	369

Balance as of September 30, 2019	55,826,644	$558	$591,623	$(360)	$350,369	$—	$942,190

For the nine months ended September 30, 2020:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of December 31, 2019	55,826,644	$558	$592,010	$(331)	$347,566	$99	$939,902
Adjustment to equity for the adoption of the new credit losses standard	—	—	—	—	(151)	—	(151)
Restricted shares issued March 19, 2020	79,172	1	—	—	—	—	1
Restricted shares cancelled April 14, 2020	(2,144)	—	—	—	—	—	—
Net (loss)/ income	—	—	—	—	(3,809)	1,351	(2,458)
Foreign currency translation	—	—	—	(63)	—	—	(63)
Share-based compensation plan	—	—	858	—	—	—	858

Balance as of September 30, 2020	55,903,672	$559	$592,868	$(394)	$343,606	$1,450	$938,089

For the three months ended September 30, 2020:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of June 30, 2020	55,903,672	$559	$592,548	$(422)	$342,261	$1004	$935,950
Net income	—	—	—	—	1,345	446	1,791
Foreign currency translation	—	—	—	28	—	—	28
Share-based compensation plan	—	—	320	—	—	—	320

Balance as of September 30, 2020	55,903,672	$559	$592,868	$(394)	$343,606	$1,450	$938,089

See accompanying notes to condensed consolidated financial statements

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months ended September 30, 2019	Nine Months ended September 30, 2020
	(in thousands)
Cash flows from operating activities
Net loss	$(13,903)	$(2,458)
Adjustments to reconcile net loss to net cash provided by operating activities
Unrealized loss on non-designated derivative instruments	3,552	5,616
Depreciation and amortization	56,870	57,541
Payment of drydocking costs	(9,060)	(7,307)
Amortization of share-based compensation	1,116	859
Amortization of deferred financing costs	2,936	3,836
Call option premium of 7.75% senior unsecured bonds	—	236
Share of result of equity accounted joint ventures	247	58
Unrealized foreign exchange gain on senior secured bonds	(3,219)	(4,953)
Other unrealized foreign exchange gain	(198)	(306)
Changes in operating assets and liabilities
Accounts receivable	(6,599)	907
Bunkers and lubricant oils	343	(20)
Accrued income and prepaid expenses and other assets	(1,546)	(7,409)
Accounts payable, accrued interest, accrued expenses and other liabilities	3,851	6,488
Amounts due to related parties	—	286

Net cash provided by operating activities	34,390	53,374

Cash flows from investing activities
Payments to acquire ballast water systems	(2,565)	(1,756)
Investment in equity accounted joint ventures	(75,440)	(15,000)
Purchase of other property, plant and equipment	(255)	(36)
Insurance recoveries	1,130	740

Net cash used in investing activities	(77,130)	(16,052)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	162,000	15,000
Proceeds from revolving loan facility	—	185,000
Issuance of 8.0% senior unsecured bond	—	100,000
Issuance costs of 8.0% senior unsecured bond	—	(1,963)
Issuance costs of secured bond	(136)	(141)
Issuance costs of unsecured bond amendment	(1,325)	—
Issuance costs of secured term loan facilities	(1,448)	—
Issuance costs of revolving loan facilities	—	(1,924)
Issuance costs of refinancing of vessel to related parties	—	(18)
Repayment of 7.75% senior unsecured bonds	—	(100,236)
Repayment of financing of vessel to related parties	—	(5,208)
Issuance costs of Terminal Facility	(2,765)	(72)
Repayment of secured term loan facilities and revolving credit facilities	(128,150)	(226,834)

Net cash provided/(used in) by financing activities	28,176	(36,396)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(14,564)	926
Cash, cash equivalents and restricted cash at beginning of period	71,515	66,130

Cash, cash equivalents and restricted cash at end of period	$56,951	$67,056

Supplemental Information
Total interest paid during the period; net of amounts capitalized	$35,478	$31,417

Total tax paid during the period	$225	$212

See accompanying notes to condensed consolidated financial statements

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of September 30, 2020; the results of operations for the three and nine months ended September 30, 2019 and 2020, the statement of stockholders’ equity for the three and nine months ended September 30, 2019 and 2020, and cash flows for the nine months ended September 30, 2019 and 2020. Unless the context otherwise requires, all references in the unaudited condensed consolidated financial statements to “our,” “we,” and “us” refer to the Company.

The nine month period ended September 30, 2020 includes an out of period adjustment in the unaudited condensed consolidated statement of operations of an additional $0.5 million in general and administrative costs and a decrease of $0.8 million in interest expense, resulting in an overall decrease in the net loss for the nine months ended September 30 2020 of $0.3 million, and in the unaudited condensed consolidated balance sheets at September 30, 2020, an increase to the investment in the equity accounted joint ventures of $0.3 million. Management believes this out of period adjustment is not material to the current period unaudited condensed consolidated financial statements or any previously issued financial statements and is not expected to be material to the annual consolidated financial statements for the year ending December 31, 2020. There was no impact on the net income for the three months ended September 30, 2020.

A discussion of the Company’s going concern as of the date of issuance of the consolidated financial statements for the year ended December 31, 2019 can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on May 11, 2020 (as amended by the Form 20-F/A filed with the SEC on May 22, 2020, the “2019 Annual Report”). That discussion concluded that there was substantial doubt about the Company’s ability to continue as a going concern as a result of the negative impacts of COVID-19; the uncertainty related to the potential cash collateral obligations; the potential inability of the Company to maintain its minimum liquidity covenants or to remain in compliance with its interest coverage covenants; and the uncertainty of the ability to refinance or to repay its $100 million bonds when they were to mature in February 2021. All of these uncertainties have now either been resolved by recent events or in management’s view have been alleviated, as detailed below.

On August 4, 2020, the Terminal Facility was amended to allow the Company an early true-up of $34.0 million, enabling those funds to be immediately drawn, rather than waiting for a true-up on practical completion of the Marine Export Terminal later in 2020, for general corporate purposes due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources. The $34.0 million was drawn down on October 8, 2020.

On September 17, 2020, the Company entered into a new $210.0 million secured revolving credit facility to refinance one of its secured revolving credit facilities. The new revolving credit facility also provided for an additional approximately $30.0 million of borrowing capacity for general corporate purposes.

We provide cash collateral as security against unrealized losses on our cross-currency interest rate swap and in the event the Norwegian Kroner weakens against the U.S. dollar, additional cash security is placed into a collateral account. At September 30, 2020 we had placed $6.1 million as cash collateral with our cross-currency interest rate swap provider.

On September 10, 2020, the Company issued new senior unsecured $100 million 2020 Bonds for the purpose of refinancing its senior unsecured $100 million 2017 Bonds, which were scheduled to mature in February 2021. The 2020 Bonds will mature in September 2025 and have a fixed coupon of 8.00% per annum. The 2017 Bonds were redeemed in full on September 15, 2020.

Whilst the above early true-up and refinanced revolving credit facility will incur additional interest costs, U.S. LIBOR reduced significantly during the nine months ended September 30, 2020, which has reduced our borrowing costs over the same period and U.S. LIBOR is expected to remain low for the foreseeable future. The negative impact of the global pandemic has not reduced the demand for the LPG markets we serve, or petrochemicals and ammonia to the extent first feared and we do not expect, given our research, that it will reduce to such a significant extent as a result of the pandemic that earnings be reduced to such a degree that we risk breaching our interest coverage covenant. In addition, all of our customer relationships have been maintained with no defaults to charter contracts having occurred. Management therefore believe that the risk of non-compliance with our interest coverage ratio covenants and the possible need to seek a waiver has been alleviated.

The Company has increased its available liquidity by the drawdown of $34.0 million from the Terminal Facility and the availability of an undrawn $25.0 million from the refinancing of one of its vessel loan facilities. In addition the Company has successfully refinanced its $100 million senior unsecured bonds which were scheduled to mature in February 2021, and therefore management believes that there is no longer substantial doubt and that the Company will be able to pay its obligations as they fall due.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the 2019 Annual Report. There have been no material changes to these policies in the nine month period ended September 30, 2020, apart from the below:

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool. We refer to the Company and Greater Bay Gas Co. Ltd. collectively as the “Pool Participants”. As part of the formation of the Luna Pool, a new entity, Luna Pool Agency Limited. (“Pool Agency”) was established in May 2020. The Pool Participants jointly own the Pool Agency on an equal basis and both have equal board representation. The Pool Participants manage and participate in the activities of the Luna Pool through an executive committee comprising equal membership from both Pool Participants. Certain decisions made by the executive committee as to the operations of the Luna Pool require the unanimous agreement of both participants with others requiring a majority of votes. At this time we control 66% of the votes. The Company’s wholly owned subsidiary, NGT Services (UK) Limited acts as commercial manager (“Commercial Manager”) to the Luna Pool.

Under the Pool Agreement, the Commercial Manager is responsible, as agent, for the marketing and chartering of the participating vessels, collection of revenues and paying voyage costs such as port call expenses, bunkers and brokers’ commissions in relation to charter contracts, but the vessel owners continue to be fully responsible for the financing, insurance, crewing and technical management of their respective vessels. The Commercial Manager receives a fee based on the net revenues of the Luna Pool, which is levied on the Pool Participants, was $0.1 million for the nine months ended September 30, 2020 and is presented as other income on our unaudited consolidated statements of operations.

The investment in the Pool Agency created a 50/50 joint venture with Greater Bay Gas Co. Ltd. as outlined by Accounting Standards Codification (“ASC”) 323. The Company’s investment in the Pool Agency is accounted for as an equity investment in accordance with the guidance within ASC 810 and ASC 323. Therefore, we account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the entity’s operating and financial policies.

Pool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808, Collaborative Arrangements, when two (or more) parties are active participants in the arrangement and exposed to significant risk and rewards dependent on the commercial success of the activity. Pool earnings (gross earnings of the pool less costs and overheads of the Luna Pool and fees to the Commercial Manager) are aggregated and then allocated to the Pool Participants in accordance with an apportionment for each participant’s vessels multiplied by the number of days each of their vessels are on hire in the pool during the relevant period and therefore the Company is exposed to risk and rewards dependent on the commercial success of the Luna Pool. We have concluded that the Company is an active participant due to its representation on the executive committee and the participation of the Commercial Manager, as is the other Pool Participant.

We have presented our share of net income earned under the Luna Pool collaborative arrangement across a number of lines in our unaudited consolidated statements of operations. For net revenues and expenses incurred specifically to the Company’s vessels and for which we are deemed to be the principal, these are presented gross on the face of our unaudited consolidated statements of operations within operating revenues, voyage expenses and brokerage commissions. Our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool collaborative arrangement is presented on the face of our unaudited consolidated statements of operations within operating revenues – Luna Pool collaborative arrangements. The other Pool Participant’s share of pool net revenues generated by our vessels in the pool is presented on the face of our unaudited consolidated statements of operations within voyage expenses – Luna Pool collaborative arrangements. The Commercial Manager’s fee is presented on the face of our unaudited consolidated statements of operations as other income.

The Luna Pool became operational during the quarter ended June 30, 2020. The impact on our unaudited consolidated statements of operations for the three and nine months ended September 30, 2020 was a recognition of operating revenues from Luna Pool collaborative arrangements of $5.7 million and $8.3 million respectively, and voyage expenses from Luna Pool collaborative arrangements of $4.5 million and $7.6 million for the three and nine months ended September 30, 2020.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses, which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. The Company adopted this guidance as of January 1, 2020.

Using the modified retrospective method, reporting periods beginning after January 1, 2020, are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The adoption of Topic 326 did not have a material impact on our consolidated financial statements. The total provision on transition was $0.1 million and has been presented as an adjustment to equity in the unaudited condensed consolidated statements of shareholders’ equity. For the amounts calculated for Current Expected Credit Loss (“CECL”) model for the three and nine month periods ended September 30, 2020, since transition, the Company has recognized an expense in the unaudited consolidated statement of operations. As the amount is immaterial, it is presented within general and administration costs rather than a separate line. For financial assets measured at amortized cost within the scope of Topic 326, we have separately presented on the statement of financial position the allowance for credit losses as a contra-asset that is deducted from the asset’s amortized cost basis.

Management have assessed the financial assets that fall under the scope of the new standard and have determined how to apply the model to each one. Cash, cash equivalents and restricted cash are considered to have zero risk of loss based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure, and as such no impairment allowance has been recognized. Trade receivables are presented net of allowances for doubtful debt based on observable events and expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for doubtful accounts. The expected credit loss allowance is calculated using loss rates which reflect similar risk characteristics. Management have considered that trade receivables should be split into two pools with similar risk characteristics. Pool 1 consists of freight and recharge receivables for which management have made estimates of losses based on an aging matrix. Pool 2 consists of demurrage receivables where the percentage historical recovery/loss data over the last five years is utilized to model an estimate of expected credit losses. Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances. Contract assets have been deemed as being at remote risk as there have been no historical contract assets recognized which were not subsequently invoiced to customers and paid. The risk of expected losses for these assets is deemed to be remote and an appropriate percentage of expected losses has been applied to the whole balance.

The activity in the allowance for credit losses for financial assets within the scope of ASU 2016-13 for the nine months ended September 30, 2020 was as follows:

(in thousands)
Beginning balance as of December 31, 2019	$—
Allowance recognized on transition	151
Current period provision for expected credit losses	37
Write-off charged against allowance	—

Ending balance as of September 30, 2020	$188

In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses which, amongst other things, clarifies that receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the new leasing standard, ASC 842, which was adopted by the Company on January 1, 2019. The amendments relating to ASU 2016-13, Topic 326, were adopted on January 1, 2020 and did not have a material impact on our consolidated financial statements.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments which, amongst other things, clarifies certain aspects of accounting for credit losses, hedging activities and financial instruments respectively. The amendments within ASU 2019-04 have various effective dates of adoption. The amendments relating to Topic 326 and Topic 825 were adopted on January 1, 2020 and did not have a material impact on our consolidated financial statements. The amendments within ASU 2019-04 relating to Topic 815, Derivatives and Hedging were effective from the first annual reporting period beginning after April 25, 2019, which for the Company was from January 1, 2020 and we adopted the amendments on that date. The Company has no derivatives for which hedge accounting has been applied and as such, the amendments contained in this section of ASU 2019-04 are not applicable and there was no impact on our consolidated financial statements on adoption.

In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief which provides transition relief for entities adopting the credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, on adoption of ASU 2016-13, the fair value option for financial instruments that were previously recorded at amortized cost, are within the scope of the guidance in ASC 326-20, are eligible for the fair value option under ASC 825-20 and are not held-to-maturity debt securities. ASU 2019-05 is required to be adopted at the same time as ASU 2016-13. We adopted both ASU 2016-13 and ASU 2019-05 on January 1, 2020. The adoption of this amendment did not have a material impact on our consolidated financial statements or related disclosures.

In May 2019, the FASB issued ASU 2019-11, Financial Instruments—Credit Losses (Topic 326): Codification Improvements, which revises certain aspects of the new guidance on Topic 326 for credit losses. Matters addressed in this amendment include purchased credit-deteriorated assets, transition relief for troubled debt restructurings, disclosure relief for accrued interest receivable, and financial assets secured by collateral maintenance provisions. ASU 2019-11 is required to be adopted at the same time as ASU 2016-13. We adopted both ASU 2016-13 and ASU 2019-11 on January 1, 2020 and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.

In February 2020, the FASB issued ASU 2020-02, Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842): Amendments to the Securities and Exchange Commission (“SEC”) Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842). ASU 2020-02 adds an SEC paragraph to Topic 326 pursuant to the issuance of SEC Staff Accounting Bulletin No. 119 and applies to all registrants that are creditors in loan transactions that, individually or in the aggregate, have a material effect on the registrant’s financial condition. The staff guidance is applicable upon a registrant’s adoption of ASU 2016-13. We adopted both ASU 2016-13 and ASU 2020-02 on January 1, 2020 and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.

In November 2018, the FASB issued ASU 2018-18, which amends ASC 808 to clarify when transactions between participants in a collaborative arrangement under ASC 808 are within the scope of the FASB’s new revenue standard, ASU 2014-09, ‘Topic 606’. Before the issuance of ASU 2018-18, Topic 606 specifically excluded certain elements of collaborative arrangements from the scope of Topic 606. ASU 2018-18 amends Topic 606 to clarify that certain transactions between participants in a collaborative arrangement may be partially within the scope of Topic 606 when the counterparty is a customer. In a transaction between collaborative participants, an entity is precluded by ASU 2018-18 from presenting a transaction together with “revenue from contracts with customers” unless the entity applies the guidance in ASC 606 to a unit of account that is within the scope of ASC 606. The standard was effective for reporting periods after December 15, 2019. We adopted ASU 2018-18 on January 1, 2020. Prior to the formation of the Luna Pool collaborative arrangement commencing in April 2020, this amendment was not applicable to us, as we had not entered into any collaborative arrangements before this date. The adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), which contains updated guidance for the financial reporting associated with consolidation of variable interest entities (VIEs). ASU 2018-17 is required to be adopted for public business entities by January 1, 2020. The Company adopted this guidance as of January 1, 2020. This ASU did not have a significant impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement, (Topic 820), which modifies the disclosure requirements for financial instruments measured at fair value. ASU 2018-13 is required to be adopted for public business entities by January 1, 2020, with early adoption permitted from the date of issuance of ASU 2018-13. The Company adopted this guidance as of January 1, 2020. The standard removes the disclosure requirements for, the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing transfers between levels and the valuation processes for Level 3 fair value measurements. This ASU did not have a significant impact on our consolidated financial statements and disclosures, as we have no Level 3 measurements.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance U.S. GAAP for interim reporting. As such, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2019 included in our 2019 Annual Report. The results for the three and nine months ended September 30, 2020 are not necessarily indicative of results for the full 2020 fiscal year or any other future periods.

Recent Accounting Pronouncements

On December 18, 2019, the FASB issued ASU 2019-12, which modifies ASC 740 to simplify the accounting for income taxes, by removing certain exceptions to the general principles in Topic 740 and improve consistent application by clarifying and amending existing guidance. The amendments to this standard are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued, with the amendments to be applied on a retrospective, modified retrospective or prospective basis, depending on the specific amendment. The Company is currently evaluating the requirements of this standard. The standard is not expected to have a material impact on the Company’s financial statements.

In January 2020, the FASB issued ASU 2020-01, Clarifying the Interactions Between Topic 321, Topic 323, and Topic 815. The amendments in ASU 2020-01 make improvements related to the accounting for (1) an equity security under the measurement alternative before application or after discontinuation of the equity method of accounting and (2) forward contracts and purchased options to acquire an equity instrument that will be accounted for under Topic 323. The guidance is effective for annual and interim periods beginning after December 15, 2020 for public business entities and an entity may early adopt the guidance in any annual or interim period after issuance. We plan to adopt these amendments on January 1, 2021 and we are currently assessing the impact that the updates will have on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying generally accepted accounting principles to contract modifications, hedging relationships, and other transactions impacted by reference rate reform. The provisions of ASU 2020-04 apply only to those transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. Adoption of the provisions of ASU 2020-04 is optional and is effective from March 12, 2020 through December 31, 2022. We do not currently have any contracts that have been changed to a new reference rate, but we will continue to evaluate our contracts and the effects of this standard on our consolidated financial position, results of operations, and cash flows prior to adoption.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)”, which provides guidance to simplify the issuer’s accounting for convertible debt instruments and, among other changes, eliminates some of the conditions for equity classification in for contracts in an entity’s own equity and requires enhanced disclosures surrounding the terms and features of convertible instruments. The guidance is effective for annual periods beginning after December 15, 2021 and interim periods within that annual period for public business entities and an entity may early adopt the guidance for annual periods beginning after December 15, 2020. We plan to adopt these amendments on January 1, 2022 and we do not expect this ASU to have a significant impact on our consolidated financial statements and disclosures, as we currently have no convertible debt instruments.

2.	Revenue Recognition

The Company receives its revenue streams from three different sources; vessels on time charters (which are accounted for as leases under ASC 842); voyage charters; and contracts of affreightment (“COA”) accounted for under Topic 606. Revenues from the Luna Pool collaborative arrangements are accounted for under ASC 808. With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized ratably over the term of the charter. In the case of voyage charters or COAs, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue under these performance obligations is recognized on a load port to discharge port basis and determined percentage of completion for all voyage charters on a time elapsed basis. Time charter revenue is payable monthly in advance whilst revenue from voyage charters and COAs is due upon discharge of the cargo at the discharge port.

Under the revenue recognition standard, the Company has identified certain costs incurred to fulfill a contract following the commencement of a contract or charter party but before the commencement of loading the cargo. These directly related costs are generally bunkers and any canal or port costs to get the vessel from its position at inception of the contract to the load port. These costs are deferred and amortized over the duration of the performance obligation on a time basis.

In addition, accrued income relates to our conditional right to consideration for completed performance under contracts and is recognized according to our performance. Contract liabilities or deferred income includes payments received in advance of performance under contracts and is recognized when performance under the respective contract has been completed.

Operating revenues

The following table compares our operating revenues by the source of revenue stream for the three and nine months ended September 30, 2019 and 2020:

	Three months ended September 30, (in thousands)		Nine months ended September 30, (in thousands)
	2019	2020	2019	2020
Operating revenues:
Time charters	$43,509	$39,009	$121,866	$132,850
Voyage charters	32,115	36,604	103,447	103,889
Voyage charters from Luna Pool collaborative arrangements	—	5,738	—	8,334

Total operating revenues	$75,624	$81,351	$225,313	$245,073

Time charter revenues:

As of September 30, 2020, of the Company’s 38 owned vessels, 18 were subject to time charters, ten of which will expire within one year, four of which will expire within three years and four will expire in more than three years. The estimated undiscounted cash flows for committed time charter revenues expected to be received on an annual basis for ongoing time charters, as of September 30, 2020, is as follows:

(in thousands)
Within 1 year:	$110,253
2 years:	$69,987
3 years:	$48,132
4 years:	$25,697
5 years:	$21,516
More than 5 years:	$35,109

For time charter revenues accounted for under Topic 842, the amount of accrued income on the Company’s consolidated balance sheets as of September 30, 2020 was $3.0 million (December 31, 2019: $1.8 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s consolidated balance sheets as of September 30, 2020 was $13.0 million (December 31, 2019: $11.2 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be primarily within one month from September 30, 2020.

Voyage Charter revenues:

Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of any address commissions.

As of September 30, 2020, for voyage charters and contracts of affreightment, services accounted for under Topic 606, the amount of contract assets reflected within accrued income on the Company’s consolidated balance sheets was $0.7 million (December 31, 2019: $4.4 million). The amount of contract liabilities reflected within deferred income on the Company’s consolidated balance sheets was $3.3 million (December 31, 2019: $3.0 million).

The amount allocated to costs incurred to obtain and fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences was $1.1 million (December 31, 2019: $1.3 million) and is reflected within prepaid expenses and other current assets on the Company’s consolidated balance sheets.

Amounts allocated to unsatisfied performance obligations at the reporting date will be recognized over time, which is expected to occur within three months from September 30, 2020. Deferred income of $3.0 million relating to unsatisfied or partially satisfied performance obligations at December 31, 2019 has been recognized as revenue in the nine months ended September 30, 2020 as the performance obligations have been satisfied.

Voyage charter revenues from Luna Pool collaborative arrangements:

Revenues from the Luna Pool collaborative arrangements for the three and nine months ended September 30, 2020, which are accounted for under ASC 808, the Collaborative Arrangements standard, represent our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contracts of affreightment, which are accounted for under Topic 606.

3.	Vessels, net

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2019	$2,060,280	$36,228	$2,096,508
Additions	1,756	7,308	9,064
Write-offs of fully amortized assets	—	(5,147)	(5,147)

September 30, 2020	$2,062,036	$38,389	$2,100,425

Accumulated Depreciation
December 31, 2019	$468,403	$18,578	$486,981
Charge for the period	51,024	6,200	57,224
Write-offs of fully amortized assets	—	(5,147)	(5,147)

September 30, 2020	$519,427	$19,631	$539,058

Net Book Value
December 31, 2019	$1,591,877	$17,650	$1,609,527

September 30, 2020	$1,542,609	$18,758	$1,561,367

The aggregate cost and the aggregate net book value of the 18 vessels that were contracted under time charters was $1,060 million and $793 million respectively at September 30, 2020 (December 31, 2019: $1,374 million and $1,053 million respectively for 25 vessels contracted under time charters).

The net book value of vessels that serve as collateral for the Company’s secured bond, secured term loan and revolving credit facilities, including the Navigator Aurora facility, was $1,443 million at September 30, 2020 (December 31, 2019: $1,487 million).

4.	Investments in equity accounted joint ventures

Interests in joint ventures are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which joint control ceases.

At September 30, 2020, and December 31, 2019, we had the following participation in investments that are accounted for using the equity method:

	December 31,	September 30,
	2019	2020
Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)	50%	50%
Luna Pool Agency Limited. (“Pool Manager”)	—	50%

Export Terminal Joint Venture

In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture.

As of September 30, 2020, we had contributed to the Export Terminal Joint Venture $140.5 million of our expected share of the approximate $146.5 million capital cost for the construction of the Marine Export Terminal. On November 20, 2020, we made an additional capital contribution of $2.0 million to the Export Terminal Joint Venture.

The table below represents the Company’s investment into the Export Terminal Joint Venture, pursuant to which the Company has a 50% economic interest in building and operating the Marine Export Terminal, as of December 31, 2019 and September 30, 2020:

	2019	2020
	(in thousands)
Investment in equity accounted joint venture at January 1	$42,462	$130,660
Equity contributions to joint venture entity	84,500	15,000
Share of results	(1,126)	(58)
Capitalized interest and deferred financing costs	4,824	354

Total investment in equity accounted joint venture at December 31 and September 30	$130,660	$145,956

Cumulative interest and associated costs capitalized on the investment in the Export Terminal Joint Venture are being amortized over the estimated useful life of the Marine Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of September 30, 2020, the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $6.5 million (December 31, 2019: $6.7 million). The costs amortized in the three and nine months ended September 30, 2020 were $0.1 million and $0.2 million respectively and are presented in the share of result of the equity accounted joint ventures within our unaudited consolidated statement of operations.

Equity method gains, excluding amortized costs, recognized in the share of result of equity accounted joint ventures for the three and nine month periods ended September 30, 2020 were $3.2 million and $0.2 million respectively (three and nine month periods ended September 30, 2019: losses of $0.10 million and $0.25 million respectively).

Luna Pool Agency Limited

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool. As part of the formation of the Luna Pool, a new entity, Luna Pool Agency Limited (the “Pool Agency”) was incorporated in May 2020. The Pool Participants jointly own the Pool Agency on an equal basis, and both have equal board representation. As of September 30, 2020, we have recognized the Company’s initial investment of one British pound in the Pool Agency within investments in equity accounted joint ventures on our unaudited consolidated balance sheets. The Pool Agency has no activities other than that as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results, as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.

5.	Terminal Facility

On March 29, 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used first for the payment of project costs relating to our Marine Export Terminal. The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii) December 31, 2025.

On August 4, 2020 the Terminal Facility was amended to allow the Company an early true-up of $34.0 million, enabling those funds to be immediately drawn for general corporate purposes due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources.

ASC 470-50—Debt Modifications states that if an amendment to the terms of a loan results in the present value of future cash flows being modified by more than 10%, it is considered to have ‘substantially different terms’ from the original loan, and is accounted for as a debt extinguishment and the new loan treated as the issuance of new debt. The 10% cash flow test was performed, and it was concluded that the present value of future cash flows was not modified by more than 10% as a result of the amendment.

As of September 30, 2020, the Company had drawn down $15.0 million on this facility, with a further $34.0 million drawn down on October 8, 2020. Based on the existing committed throughput for the Marine Export Terminal approved by the lenders and subject to the satisfaction of certain conditions to the ability to borrow under the Terminal Facility, an additional $20.0 million is currently available to be drawn down under the Terminal Facility.

6.	Secured Term Loan Facilities and Revolving Credit Facilities

September 2020 Secured Revolving Credit Facility

On September 17, 2020, the Company entered into a secured revolving credit facility with Nordea Bank ABP, Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch, National Australia Bank, ABN AMRO Bank N.V. and BNP Paribas S.A. for a maximum principal amount of $210.0 million (the “September 2020 Secured Revolving Credit Facility”), to refinance our December 2015 secured revolving credit facility that was due to mature in December 2022.

The facility is due to mature in September 2024, but contains an option, subject to the consent of the Lenders, exercisable 12 to 36 months after the date of the agreement, to extend the maturity date of the facility by 12 months to September 2025. As of September 30, 2020, an initial amount of $185.0 million of the $210.0 million was drawn and was outstanding, which was used to repay the December 2015 secured revolving credit facility and associated fees. Interest on the September 2020 Secured Revolving Credit Facility is payable quarterly at U.S. LIBOR plus 250 basis points. The amount of the total facility shall be reduced semi-annually by an amount of $7.4 million followed by a final balloon payment on September 17, 2024, of $150.9 million.

ASC 470-50—Debt Modifications states that if re-financing of a revolving line of credit facility results in the borrowing capacity of the new arrangement being greater or equal to the borrowing capacity of the old arrangement, then any unamortized deferred costs, any fees paid to the lender, and any third-party costs incurred shall be associated with the new arrangement. The comparison of borrowing capacity was performed, and it was concluded that the borrowing capacity of the September 2020 Secured Revolving Credit Facility on a lender-by-lender basis was greater than that of the December 2015 secured revolving credit facility for all of the lenders in the syndicate for both revolving line of credit facilities.

One lender exited the revolving line of credit facility syndicate and unamortized deferred finance costs of $0.2 million associated with the re-financed December 2015 secured revolving credit facility and apportioned to that lender were written off. One lender entered the revolving line of credit facility syndicate and is considered a new arrangement and not a modification of the December 2015 secured revolving credit facility. Therefore, both the portion of lender fees and the apportioned third-party costs associated with the new lender in the syndicate, being $0.2 million, will be deferred as debt issuance costs and amortized by the interest method over the life of the term of the new facility arrangement. In total, unamortized deferred costs of $0.8 million and issuance costs for the September 2020 Secured Revolving Credit Facility of $1.9 million have been deferred and will be amortized over the facility term using the effective rate method.

This loan facility is secured by first priority mortgages on each of Navigator Eclipse, Navigator Luga, Navigator Nova, Navigator Prominence, and Navigator Yauza as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of total indebtedness (as defined by the September 2020 Secured Revolving Credit Facility agreement), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets (both as defined by the September 2020 Secured Revolving Credit Facility agreement) of not less than 30% and the aggregate outstanding borrowing under the facility must be no more than 65% of the aggregate fair market value of the collateral vessels. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 250 basis points per annum.

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2019 and September 30, 2020:

	December 31, 2019	September 30, 2020
	(in thousands)
Current Liability
Current portion of secured term loan facilities	$66,534	$64,562
Less: current portion of deferred financing costs	(1,831)	(2,027)

Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$62,535

Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion*	$650,408	$620,339
Less: non-current portion of deferred financing costs	(3,680)	(4,168)

Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs **	$646,728	$616,171

*

Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 15 (Variable Interest Entities).

**

Total non-current liabilities presented as amounts due to related parties includes $3,000 of share capital relating to the lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 15 (Variable Interest Entities).

7.	Senior Secured Bond

On November 2, 2018, the Company issued senior secured bonds in an aggregate principal amount of NOK 600 million with Nordic Trustee AS as the bond trustee (the “2018 Bonds”). The net proceeds are being used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2018 Bonds bear interest at a rate equal to the 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis and mature on November 2, 2023. Interest is payable quarterly in arrears on February 2, May 2, August 2 and November 2.

On the same date, the Company entered into a cross-currency interest rate swap agreement with Nordea Bank Abp (“Nordea”), with a termination date of November 2, 2023, to run concurrently with the 2018 Bonds. The interest rate payable by the Company under this cross-currency interest rate swap agreement is 6.608% plus 3-month U.S. LIBOR and the transfer of the principal amount fixed at $71.7 million upon maturity in exchange for NOK 600 million.

The Company may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2018 Bonds (the “2018 Bond Agreement”)), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million and (b) maintain a Group equity ratio of at least 30% (as defined in the 2018 Bond Agreement). At September 30, 2020, the Company was in compliance with all covenants for the 2018 Bonds.

The 2018 Bond Agreement provides that we may declare dividends from January 1, 2020, payable at the earliest from January 1, 2021 so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes from January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior secured bond and total deferred financing costs as of December 31, 2019 and September 30, 2020:

	December 31, 2019	September 30, 2020
	(in thousands)
Senior Secured Bond
Total Bond	$68,368	$63,416
Less deferred financing costs	(865)	(783)

Total Bond, net of deferred financing costs	$67,503	$62,633

8.	Senior Unsecured Bonds

On February 10, 2017, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS, as the bond trustee (the “2017 Bonds”).

On September 10, 2020 the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding 2017 Bonds, which were due to mature in full on February 10, 2021 and become repayable on that date. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

ASC 470-50—Debt Modifications states that a liability is considered to have been extinguished if either a) the debtor pays the creditor and is relieved of the obligation for the liability or b) the debtor is legally released from being the primary obligator under the liability either judicially or by the creditor. The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding 2017 Bonds, and the Company has been relieved of the obligation for the liability. The redemption of the 2017 Bonds is accounted for as a debt extinguishment and the issuance of the 2020 Bonds is treated as the issuance of new debt.

On redemption of the 2017 Bonds, the Company recognized a loss on extinguishment of $0.5 million, being the difference between the reacquisition price of the debt and the net carrying amount of the extinguished debt. Issuance costs for the 2020 Bonds of $2.0 million have been deferred and will be amortized over the term of the 2020 Bonds using the effective rate method.

The 2020 Bonds bear interest at a rate of 8.0% per annum and mature on September 10, 2025. Interest is payable semi-annually in arrears on March 10 and September 10.

The 2020 Bonds are redeemable by the Company, in whole or in part, at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, are redeemable at 103.2% of par; from September 10, 2024 up until March 9, 2025, are redeemable at 101.6% of par, and from March 10 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additional financial covenants (each as defined within the bond agreement governing the 2020 Bonds (the “2020 Bond Agreement”)) are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $35.0 million; and (b) maintain a Group equity ratio (as defined in the 2020 Bond Agreement) of at least 30%.

The 2020 Bond Agreement provides that we may declare or pay dividends to shareholders provided that the Company maintains a minimum liquidity of $60.0 million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior unsecured bonds and total deferred financing costs at December 31, 2019 and September 30, 2020:

	December 31, 2019	September 30, 2020
	(in thousands)
Senior Unsecured Bonds
Total 2017 Bond	$100,000	$—
Total 2020 Bond	—	100,000
Less deferred financing costs	(1,487)	(1,940)

Total Bond, net of deferred financing costs	$98,513	$98,060

9.	Derivative Instruments Accounted for at Fair value

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate our risk to the effects of unfavorable fluctuations in foreign exchange and interest rate movements.

On July 2, 2020, the Company entered into floating-to-fixed interest rate swap agreements with ING and SocGen, with a termination date of December 31, 2025, to run concurrently with the Terminal facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is 3-month LIBOR, calculated on a 360-day year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a 360-day year basis.

The interest rate swaps are remeasured to fair value at each reporting date and have been categorized as level two on the fair value measurement hierarchy.

The fair value of the interest rate swap agreements is the estimated amount that we would pay to sell or transfer the swap at the reporting date, taking into account current interest rates, and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets.

The fair value of these non-designated derivative instruments is presented as a non-current liability in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statement of operations. The fair value of the non-designated interest rate swaps was $0.15 million at September 30, 2020 and the movement in the fair value resulted in unrealized losses of $0.08 million and $0.07 million for the value of the swaps with ING and SocGen respectively for the three and nine months ended September 30, 2020. There is no impact on the cash flows from the remeasurement at the reporting date and there is no requirement for cash collateral to be placed with the swap providers under these swap agreements and so there is no effect on restricted cash.

The Company entered into a cross-currency interest rate swap agreement concurrently with the issuance of its NOK denominated senior secured bonds (please read Note 7—Senior Secured Bond) and pursuant to this swap, the Company receives the principal amount of NOK 600 million in exchange for a payment of a fixed amount of $71.7 million on the maturity date of the swap.

In addition, at each quarterly interest payment date, the cross-currency interest rate swap exchanges a receipt of floating interest of 6.0% plus 3-month NIBOR on NOK 600 million for a U.S. Dollar payment of floating interest of 6.608% plus 3-month U.S. LIBOR on the $71.7 million principal amount. The purpose of the cross-currency interest rate swap is to economically hedge the foreign currency exposure on the payments of interest and principal of the Company’s NOK denominated 2018 Bonds due to mature in 2023.

The cross-currency interest rate swap is remeasured to fair value at each reporting date and has been categorized as level two on the fair value measurement hierarchy.

The fair value of the cross-currency interest rate swap agreement is the estimated amount that we would pay to sell or transfer the swap at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets.

The fair value of this non-designated derivative instrument is presented as a non-current liability in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statement of operations. The movement in the fair value of the non-designated cross-currency interest rate swap resulted in unrealized gains of $2.1 million and unrealized losses of $5.5 million for the three and nine months ended September 30, 2020 respectively (three and nine months to September 30, 2019 unrealized losses of $5.2 million and $3.6 million respectively). There is no impact on the cash flows from the remeasurement at the reporting date except for the effect on restricted cash. The Company has not offset the fair value of the derivative with the cash collateral account notwithstanding there is a master netting agreement in place. Please read Note 14 (Cash, Cash Equivalents and Restricted Cash).

The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis and are carried at fair value at December 31, 2019 and September 30, 2020:

		December 31, 2019	September 30, 2020
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Fair Value Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cross-currency interest rate swap agreement	Level 2	(5,769)	(11,239)
Interest rate swap agreements	Level 2	—	(146)

10.	Fair Value of Financial Instruments Not Accounted for at Fair Value

The principal financial assets of the Company at December 31, 2019 and September 30, 2020 consist of cash, cash equivalents, restricted cash and accounts receivable. The principal financial liabilities of the Company at December 31, 2019 and September 30, 2020 consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2018 Bonds. The 2017 Bonds were outstanding at December 31, 2019 but were subsequently redeemed and were replaced by the 2020 Bonds that were an outstanding liability at September 30, 2020.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The 2020 Bonds and the 2018 Bonds are classified, and, prior to their redemption, the 2017 Bonds were classified, as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to September 30, 2020. Theses trades are infrequent and therefore not considered to be an active market. The 2018 Bonds are denominated in Norwegian Kroner (“NOK”) and the fair value has been translated to the functional currency of the Company using the prevailing exchange rate at September 30, 2020.

The fair value of secured term loan facilities and revolving credit facilities is estimated based on the average of the current rates offered to the Company for all debt facilities. This has been categorized at level two on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities. The table excludes cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

		December 31, 2019		September 30, 2020
Financial Asset/Liability	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
	(in thousands)
2018 Bonds (note 7)	Level 2	(68,368)	(69,052)	(63,416)	(64,922)
2017 Bonds (note 8)	Level 2	(100,000)	(100,500)	—	—
2020 Bonds (note 8)	Level 2	—	—	(100,000)	(100,250)
Secured term loan facilities and revolving credit facilities (note 6)	Level 2	(716,942)	(614,623)	(687,452)	(614,561)

11.	Earnings per share

Basic earnings per share is calculated by dividing the net income/(loss) available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. The following table shows calculation of both basic and diluted number of weighted average outstanding shares for the three and nine months ended September 30, 2019 and 2020:

	Three months ended September 30,		Nine months ended September 30,
	2019	2020	2019	2020
Basic weighted average number of shares	55,829,239	55,903,672	55,781,276	55,881,948
Effect of dilutive potential share options*:	—	339,936	—	—

Diluted weighted average number of shares	56,179,175	56,243,608	56,131,124	55,881,948

*

Due to a loss for the nine months ended September 30, 2020, and a loss for the three and nine months ended September 30, 2019 no incremental shares are included because the effect would be antidilutive. The number of potential dilutive shares excluded from the calculation for the nine months ended September 30, 2020, is 345,994 (three and nine months ended September 30, 2019: 349,936 and 349,848, respectively).

12.	Share-Based Compensation

On March 19, 2020, the Company granted 37,975 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to non-employee directors with a weighted average value of $7.90 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 17,240 restricted shares to the Executive Chairman of the Board and 23,957 restricted shares to the officers and employees of the Company with a weighted average value of $7.90 per share. All of these restricted shares vest on the third anniversary of the grant date.

During the nine months ended September 30, 2020, 27,125 shares that were granted to non-employee directors on March 20, 2019 under the 2013 Plan vested with a weighted average grant value of $11.06 per share, which had a fair value of $114,739. In addition, 62,763 shares that were granted in 2017 to the then Chief Executive Officer and officers and employees of the Company, all of which had a weighted average grant value of $12.77, vested at a fair value of $265,107. In addition, in April 2020, 2,144 shares granted to an employee of the Company with a value of $11.98 per share were forfeited.

On March 20, 2019, the Company granted 32,550 restricted shares under 2013 Plan to non-employee directors with a weighted average value of $11.06 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 141,888 restricted shares to the officers and employees of the Company, including the then Chief Executive Officer, with a weighted average value of $11.06 per share. All these restricted shares vest on the third anniversary of the grant date.

During the year ended December 31, 2019, there were 29,898 shares that were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $12.04 per share, which vested at a fair value of $336,054. In addition, 48,147 shares that were granted in 2016 to the then Chief Executive Officer and officers and employees of the Company, all of which had a weighted average grant value of $15.80, vested at a fair value of $548,218. In addition, 5,000 shares granted to a non-employee director in 2018 who then subsequently became the Chief Executive of the Company vested at a fair value of $60,300. On August 14, 2019, 5,245 shares granted to a non-employee director with a value of $11.06 per share were cancelled.

Restricted share activity for the year ended December 31, 2019 and the nine months ended September 30, 2020 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of January 1, 2019	243,188	$12.98	1.30 years
Granted	174,438	11.06
Vested	(83,045)	14.24
Cancelled	(5,425)	11.06

Balance as of December 31, 2019	329,156	$11.68	1.38 years
Granted	79,172	7.90
Vested	(89,888)	12.25
Forfeited	(2,144)	11.98

Balance as of September 30, 2020	316,296	$10.57	1.17 years

The fair value of the shares calculated at the date of grant is recognized as compensation cost in the consolidated statement of operations using the straight-line method over the period to the vesting date.

During the nine months ended September 30, 2020, the Company recognized $935,893 in share-based compensation costs relating to share grants (nine months ended September 30, 2019: $1,115,361). As of September 30, 2020, there was a total of $1,322,589 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2019: $2,169,253) which are expected to be recognized over a weighted average period of 1.17 years (December 31, 2019: 1.38 years).

Share options previously issued under the 2013 Plan are exercisable from the third anniversary of the grant date up to the tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to be between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

The movement in the existing share options for the year ended December 31, 2019 and the nine months ended September 30, 2020 was as follows:

Options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2019	343,936	$21.43	$—
Granted during the year	6,000	18.95	—

Balance as of December 31, 2019	349,936	$21.39	$—
Forfeited during the period	(10,000)	20.82	—

Balance as of September 30, 2020	339,936	$21.40	$—

The weighted-average remaining contractual term of options outstanding and exercisable at September 30, 2020 was 3.92 years.

On January 5, 2020, 6,000 share options granted on January 5, 2019 at an option price of $18.95 became exercisable. These options can be exercised up to the sixth anniversary of the grant date. None of the options vested and outstanding were exercised as of September 30, 2020.

During the nine months ended September 30, 2020, the Company recognized a credit of $77,364 to share-based compensation costs (nine months ended September 30, 2019: nil) relating to options forfeited under the 2013 Plan. As of September 30, 2020, and December 31, 2019, there were no unrecognized compensation costs relating to options under the 2013 Plan.

13.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of September 30, 2020.

	Remainder of 2020	2021	2022	2023	2024	Thereafter	Total
		(in thousands)
Marine Export Terminal capital contributions[1]	$6,000	$—	$—	$—	$—	$—	$6,000
Secured term loan facilities and revolving credit facilities[2]	13,334	67,936	111,005	207,873	167,367	54,387	621,902
2020 Bonds	—	—	—	—	—	100,000	100,000
2018 Bonds	—	—	—	71,697	—	—	71,697
Office operating leases[3]	377	1,507	246	—	—	—	2,130
Navigator Aurora Facility[4]	—	—	—	—	—	62,998	62,998

Total contractual obligations	$19,711	$69,443	$111,251	$279,570	$167,367	$217,385	$864,727

[1]

On November 20, 2020, the Company made a capital contribution of $2.0 million, by drawing down on the Terminal Facility, reducing the anticipated remaining contributions from $6.0 million to $4.0 million, to be contributed in 2020 for our portion of the capital cost for the construction of the Marine Export Terminal.

[2]

On October 8, 2020 an amount of $34.0 million was drawn from the Terminal Facility, that was previously amended to allow the Company an early true-up of that amount due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources.

[3]

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. This break option is recognized in the table above but has not been included as part of the right-of-use asset and lease liability associated with the lease. Please read Note 17 (Operating Lease Liabilities) to our unaudited condensed consolidated financial statements. The gross rent per year is approximately $1.1 million.

The Company entered into a lease for office space in New York that now expires on May 31, 2022. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from January 2017. The gross rent per year is approximately $60,000.

The weighted average remaining contractual lease term for the above three office leases on September 30, 2020 was 1.42 years.

[4]

The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 15 (Variable Interest Entities) to our unaudited condensed consolidated financial statements.

14.	Cash, Cash Equivalents and Restricted Cash

The following table shows the breakdown of cash, cash equivalents and restricted cash at December 31, 2019 and September 30, 2020:

	December 31, 2019	September 30, 2020
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$64,024	$60,798
Cash and Cash equivalents held by the lessor VIE	796	198
Restricted cash	1,310	6,060

Total cash, cash equivalents and restricted cash	$66,130	$67,056

Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the liability on the cross-currency interest rate swap agreement at the reporting date. Please read Note 9 (Derivative Instruments Accounted for at Fair Value). If the Norwegian Kroner depreciates relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers. As of September 30, 2020, the collateral amount held with the swap provider was $6.1 million (December 31, 2019, $1.3 million).

15.	Variable Interest Entities

As of September 30, 2020, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The VIE, PT Navigator Khatulistiwa, had total assets and liabilities, as of September 30, 2020, of $129.1 million (December 31, 2019: $123.1 million) and $16.6 million (December 31, 2019: $20.4 million) respectively. These amounts have been included in the Company’s consolidated balance sheets as of December 31, 2019 and September 30, 2020.

On October 21, 2019, the Company entered a sale and leaseback to refinance one of its vessels, Navigator Aurora. The sale price agreed was $77.5 million, with the buyer paying 90% of the vessel’s value, or $69.75 million and prepaid hire representing the remaining 10%. From the proceeds, $44.5 million was used to repay the vessel’s secured tranche of the December 2015 secured revolving credit facility. Simultaneous with this sale, the Company entered into a bareboat charter for the vessel for a period of up to 13 years, with purchase options at years 5, 7 and 10 from date of commencement of the charter where we have the option to repurchase the vessel at fixed pre-determined amounts. The transaction was closed on October 28, 2019.

Following the sale and leaseback refinancing transaction, Navigator Aurora is owned by OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd., the “lessor entity”, is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Oslo stock exchange. The Company does not hold any shares or voting rights in the lessor entity. Under U.S. GAAP the entity is considered to be a VIE. By virtue of the sale and leaseback transaction we have entered into with the lessor entity, we are deemed to be the primary beneficiary of the VIE and are required by U.S. GAAP to consolidate the VIE into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by the lessor VIE such as interest rates, maturity and repayment profiles. Furthermore, our consolidation of the lessor VIE into our financial results is dependent upon the timeliness of receipt and accuracy of financial information provided by the lessor VIE entity.

The lessor VIE, OCY Aurora Ltd., was incorporated in 2019 and as of September 30, 2020, had total assets and liabilities, of $64.8 million and $63.3 million, respectively (December 31, 2019: $69.1 million and $69.0 million respectively). These amounts have been included in the Company’s consolidated balance sheets as of December 31, 2019 and September 30, 2020.

The primary assets and liabilities of the lessor VIE that impact the Company’s consolidated balance sheets and the financial statement line items in which they are presented as of December 31, 2019 and September 30, 2020, are as follows:

	December 31, 2019	September 30, 2020
	(in thousands)
Assets
Cash, cash equivalents and restricted cash	$796	$198

Liabilities
Amounts due to related parties, current	$451	$237
Amounts due to related parties, non-current	68,206	62,998

The primary impact of the lessor VIE’s operations on the Company’s consolidated statements of operations is interest expense of $0.4 million and $1.5 million for the three and nine months ended September 30, 2020 respectively. There was no impact for the three and nine months ended September 30, 2019. The primary impact of the lessor VIE’s cash flows on the Company’s consolidated statements of cash flows is net cash used in financing activities of $5.2 million arising from repayments of the Navigator Aurora facility in the nine months ended September 30, 2020. There was no impact for the nine months ended September 30, 2019.

16.	Related Party Transactions

The following table summarizes our transactions with related parties for the three and nine months ended September 30, 2020:

	Three months ended September 30, 2020	Nine months ended September 30, 2020
	(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$—	$—
Ocean Yield Malta Limited	(369)	(1,491)

Total	$(369)	$(1,491)

There were no transactions with related parties for the three and nine months ended September 30, 2019.

The following table sets out the balances with related parties at December 31, 2019 and September 30, 2020:

	December 31, 2019	September 30, 2020
	(in thousands)
Receivables / (payables)
Luna Pool Agency Limited	$—	$(500)
Ocean Yield Malta Limited	(68,506)	(63,087)

Total	$(68,506)	$(63,587)

Transactions with the Luna Pool collaborative arrangement

The Company’s transactions with the Luna Pool collaborative arrangement for the three and nine months ended September 30, 2020 consisted of net income recognized from our participation in the Luna Pool of $7.1 million and $20.7 million respectively.

The following table summarizes our net income generated from our participation in the Luna Pool for the three and nine months ended September 30, 2020:

	Three months ended September 30, 2020	Nine months ended September 30, 2020
	(in thousands)
Income / (expenses)
Time and Voyage Charter Revenues	$10,246	$28,218
Voyage charter revenues from Luna Pool collaborative arrangements	2,596	8,333
Brokerage Commissions	(169)	(489)
Voyage Expenses	(2,701)	(8,211)
Voyage Expenses – Luna Pool collaborative arrangements	(2,973)	(7,363)

Total net operating income from the Luna Pool	6,999	20,488
Other Income	70	205

Total net income from the Luna Pool	$7,069	$20,693

Transactions with the Luna Pool Agency Limited

The Company’s related party balances with the Pool Agency consisted of the following at September 30, 2020:

September 30, 2020
(in thousands)
Receivables / (payables)
Trade receivables	$5,017
Trade payables	(7,029)
Prepaid expenses and other assets	1,512

Total liabilities	$(500)

There were no balances related party balances with the Pool Agency at December 31, 2019.

Transactions with Ocean Yield Malta Limited

In October 2019, we sold Navigator Aurora to OCY Aurora Ltd. the (“lessor VIE”), and subsequently leased back the vessel under a bareboat charter. Please read Note 15 (Variable Interest Entities). The lessor VIE is a wholly-owned, newly formed indirect subsidiary of Ocean Yield ASA, an entity listed on the Oslo stock exchange. While we do not hold any equity investments in this lessor VIE, under U.S. GAAP we are deemed to be the primary beneficiary and we are required to consolidate this lessor VIE into our results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by this lessor VIE entity.

In October 2019, the lessor VIE entered into a financing agreement for $69.1 million consisting of a loan facility, the “Navigator Aurora Facility” which is a seven-year unsecured loan provided by Ocean Yield Malta Limited, the parent of the lessor VIE and a wholly owned subsidiary of Ocean Yield ASA. The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd. is the guarantor and Navigator Aurora is pledged as security. The Navigator Aurora Facility bears interest at three month U.S. LIBOR plus a margin of 185 basis points and is repayable with a balloon payment on maturity. As of September 30, 2020, there was $63.0 million in borrowings outstanding under this facility which is presented in non-current liabilities on the Company’s consolidated balance sheets (December 31, 2019: $68.2 million outstanding).

The lessor VIE is consolidated into our results and consequently, under U.S. GAAP, transactions with Ocean Yield Malta Limited are deemed to be related party transactions. Payments totaling $5.2 million were made against the Navigator Aurora facility for the nine month period ended September 30, 2020 as non-contractual prepayments of the loan. These have been reflected as cash flows used in financing activities in our consolidated statement of cash flows.

The Company’s related party transactions with Ocean Yield Malta Limited consisted of the following for the three and nine months ended September 30, 2020:

	Three months ended September 30, 2020	Nine months ended September 30, 2020
	(in thousands)
Income / (expenses)
General and Administrative expenses	$(1)	$(10)
Interest Expense	(368)	(1,481)

Total	$(369)	$(1,491)

The Company’s related party balances with Ocean Yield Malta Limited consisted of the following at December 31, 2019 and September 30, 2020:

	December 31, 2019	September 30, 2020
	(in thousands)
Receivables / (payables)
Accrued interest and trade payables	$(451)	$(237)
Navigator Aurora Facility, net of deferred financing costs	(68,052)	(62,847)
Other non-current payables	(3)	(3)

Total liabilities	$(68,506)	$(63,087)

17.	Operating Lease Liabilities

The Company’s consolidated balance sheets include a right-of-use asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s consolidated balance sheets is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in London, Gdynia and New York which are denominated in various currencies. At September 30, 2020, the weighted average discount rate across the three leases was 5.56%.

At September 30, 2020, based on the remaining lease liabilities, the weighted average remaining operating lease term was 5.8 years. The difference from the weighted average remaining contractual lease term arises from the mutual break option on the London office lease. Please read Note 13 (Commitments and Contingencies). The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the consolidated statements of comprehensive income.

A maturity analysis of the annual undiscounted cash flows of the Company’s operating lease liabilities at December 31, 2019 and September 30, 2020 is presented in the following table:

	December 31, 2019	September 30, 2020
	(in thousands)
Year 1	$1,534	$1,507
Year 2	1,534	1,344
Year 3	1,267	1,081
Year 4	1,111	1,081
Year 5	1,111	1,081
Year 6 and thereafter	2,297	1,426

Total undiscounted operating lease commitments	$8,854	$7,520
Less: Discount adjustment	(1,347)	(1,043)

Total operating lease liabilities	$7,507	$6,477
Less: current portion	(1,178)	(1,210)

Operating lease liabilities, non-current portion	$6,329	$5,267

18.	Subsequent Events

On October 8, 2020 an amount of $34.0 million was drawn from the Terminal Facility, that was previously amended to allow the Company an early true-up of that amount due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources.

On November 20, 2020 the Company contributed an additional $2.0 million to the Export Terminal Joint Venture by drawing down on the Terminal Facility. This is in addition to the $140.5 million contributed as of September 30, 2020 of our expected share of the approximate $146.5 million capital cost of the Marine Export Terminal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: December 18, 2020	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer